Oxiana
LIMITED

RECEIVED
2006 APR -7 P 3:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06012318

3 April 2006

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Oxiana Limited: File No. 082-34931

Enclosed are copies of announcements released on the Australian Stock Exchange from 7 March 2006 - 31 March 2006, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours faithfully

Nathan Hughes-Johnson
Assistant Company Secretary

Enclosures

PROCESSED
APR 10 2006
THOMSON
FINANCIAL

Oxiana Limited ABN 40 005 482 824 ASX OXR Level 9, 31 Queen Street, Melbourne Victoria 3000
Telephone: +61 3 8623 2200 Facsimile: +61 3 8623 2222 admin@oxiana.com.au www.oxiana.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Oxiana Limited

ABN

40 005 482 824

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	522,200 Shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	-

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$1.06
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of Rights under Oxiana Limited Performance Rights Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 March 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,372,393,003	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	See attached listing	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Equally in all respects, including dividends with existing shareholders.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 31/03/06

Print name: David Forsyth

== == == == ==

NUMBER OF SECURITIES NOT QUOTED ON THE ASX - CLAUSE 9 REFERS

A OPTIONS

NUMBER	CLASS
4,000,000	Options expiring 28 March 2007
2,775,000	Options expiring 4 October 2007
3,200,000	Options expiring 23 December 2007
1,000,000	Options expiring 20 April 2008
1,000,000	Options expiring 28 August 2008
1,000,000	Options expiring 27 February 2009
4,000,000	Options expiring 7 April 2009
1,000,000	Options expiring 17 December 2009
1,000,000	Options expiring 28 January 2010
5,000,000	Options expiring 1 March 2010
2,000,000	Options expiring 20 April 2010
1,000,000	Options expiring 13 October 2010
1,000,000	Options expiring 27 January 2011

Total 27,975,000

B CONVERTIBLE BONDS – expiry date 06/04/12

US$105 million of convertible bonds convertible into Oxiana Ordinary shares at US$1.005 per share (A$1.31). This represents 104,477,612 shares to be issued.

Interest rate 5.25% pa.

+ See chapter 19 for defined terms.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme TORO ENERGY LIMITED

ACN/ARSN 117 127 590

1. Details of substantial holder (1)

Name OXIANA LIMITED

ACN/ARSN (if applicable) 005 482 824

The holder became a substantial holder on 24 / 03 / 06

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ORDINARY SHARES	36,001,000	36,001,000	24.74%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
REFER TO ANNEXURE A		

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
REFER TO ANNEXURE B			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
REFER TO ANNEXURE C				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
REFER TO ANNEXURE D	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
REFER TO ANNEXURE D	

Signature

print name DAVID J. FORSYTH capacity COMPANY SECRETARY

sign here date 27 / 03 / 06

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

"A"

THIS IS ANNEXURE MARKED "A"
REFERRED TO IN NOTICE OF INITIAL SUBSTANTIAL HOLDER
OF TORO ENERGY LIMITED A.C.N. 117 127 590

3. Details of relevant interests

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Oxiana Limited	Registered holder of all securities in Toro Energy Limited held by the Oxiana Group.	36,001,000 Ordinary Shares

Signature

Print Name: DAVID J. FORSYTH **Capacity: COMPANY SECRETARY**

Sign Here .... **Date** 27/3/06 ....

"B"

THIS IS ANNEXURE MARKED "B"
REFERRED TO IN NOTICE OF INITIAL SUBSTANTIAL HOLDER
OF TORO ENERGY LIMITED A.C.N. 117 127 590

4. Details of present registered holders

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Oxiana Limited	Oxiana Limited	Oxiana Limited	36,001,000 Ordinary Shares

Signature

Print Name: DAVID J. FORSYTH **Capacity: COMPANY SECRETARY**

Sign Here [signature] **Date** 27/3/06

"C"

THIS IS ANNEXURE MARKED "C"
REFERRED TO IN NOTICE OF INITIAL SUBSTANTIAL HOLDER
OF TORO ENERGY LIMITED A.C.N. 117 127 590

5. **Consideration**

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
Oxiana Limited	14/11/2005	$1,000		1,000 Ordinary shares
Oxiana Limited	16/03/2006		$9,000,000	36,000,000 Ordinary shares

Signature

Print Name: DAVID J. FORSYTH **Capacity: COMPANY SECRETARY**

Sign Here .... **Date** 27/3/06 ....

"D"

**THIS IS ANNEXURE MARKED "D"
REFERRED TO IN NOTICE OF INITIAL SUBSTANTIAL HOLDER
OF TORO ENERGY LIMITED A.C.N. 117 127 590**

6. Associates

Name and ACN/ARSN (if applicable)	Nature of association
Lane Xang Minerals Limited	Body corporate controlled by Oxiana Limited which is the substantial shareholder.
Oxiana Europe Ltd	Body corporate controlled by Oxiana Limited which is the substantial shareholder.
Oxiana Resources Laos Ltd	Body corporate controlled by Oxiana Limited which is the substantial shareholder.
Oxiana Philippines, Inc.	Body corporate controlled by Oxiana Limited which is the substantial shareholder.
Minotaur Resources Holdings Pty Ltd (A.C.N.: 091 525 343)	Body corporate controlled by Oxiana Limited which is the substantial shareholder.
Minex (SA) Pty Ltd (A.C.N.: 091 546 691)	Body corporate controlled by Oxiana Limited which is the substantial shareholder.
Oxiana Golden Grove (Holdings) Pty Ltd (A.C.N.: 114 868 254)	Body corporate controlled by Oxiana Limited which is the substantial shareholder.
Oxiana Golden Grove (Finance) Pty Ltd (A.C.N.: 115 312 680)	Body corporate controlled by Oxiana Limited which is the substantial shareholder.
Oxiana Golden Grove Pty Ltd (A.C.N.: 114 868 325)	Body corporate controlled by Oxiana Limited which is the substantial shareholder.
Oxiana Prominent Hill Pty Ltd (A.C.N.: 091 504 497)	Body corporate controlled by Oxiana Limited which is the substantial shareholder.

7. Addresses

Name and ACN/ARSN (if applicable)	Address (Registered Office)
Lane Xang Minerals Limited	Sisangvone Road, Vientiane, Lao People's Democratic Republic.
Oxiana Europe Ltd	La Motte Chambers, St. Helier, Jersey, JE1 1BJ

Oxiana Resources Laos Ltd	Sisangvone Road, Vientiane, Lao People's Democratic Republic.
Oxiana Philippines, Inc.	22-B South Drive, Baguio City, Philippines
Minotaur Resources Holdings Pty Ltd (A.C.N.: 091 525 343)	Level 9, 31 Queen Street, Melbourne, VIC 3000.
Minex (SA) Pty Ltd (A.C.N.: 091 546 691)	Level 9, 31 Queen Street, Melbourne, VIC 3000.
Oxiana Golden Grove (Holdings) Pty Ltd (A.C.N.: 114 868 254)	Level 9, 31 Queen Street, Melbourne, VIC 3000.
Oxiana Golden Grove (Finance) Pty Ltd (A.C.N.: 115 312 680)	Level 9, 31 Queen Street, Melbourne, VIC 3000.
Oxiana Golden Grove Pty Ltd (A.C.N.: 114 868 325)	Level 9, 31 Queen Street, Melbourne, VIC 3000.
Oxiana Prominent Hill Pty Ltd (A.C.N.: 091 504 497)	Level 9, 31 Queen Street, Melbourne, VIC 3000.

Signature

Print Name: DAVID J. FORSYTH **Capacity: COMPANY SECRETARY**

Sign Here .... **Date** 27.3.06 ....

Oxiana
LIMITED

20 March 2006

Manager Companies
Australian Stock Exchange Limited
Level 3
530 Collins Street
MELBOURNE 3000

NOTICE OF ANNUAL GENERAL MEETING

Dear Sir,

Please find attached the Notice of Annual General Meeting and Explanatory Memorandum together with the Proxy Form ('the Annual General Meeting correspondence') for Oxiana's Annual General Meeting to be held at the Melbourne Exhibition Centre Auditorium, Level 2, 2 Clarendon Street, Southbank on Thursday 20 April 2006 at 2.30pm.

The Annual General Meeting correspondence was sent to shareholders today along with the 2005 Annual Report and Sustainability Report Summary that have been the subject of earlier public announcements.

The Annual General Meeting correspondence will also be made available on Oxiana's website at www.oxiana.com.au.

Yours faithfully,

David J. Forsyth
Company Secretary

Oxiana LIMITED

NOTICE OF ANNUAL GENERAL MEETING

OXIANA LIMITED ABN 40 005 482 824



17th March 2006

Dear Shareholder

Thank you for your support of Oxiana. We are pleased to invite you to our Annual General Meeting (AGM) which is to be held on Thursday 20 April 2006 at 2.30pm at Melbourne Exhibition Centre Auditorium, Level 2, 2 Clarendon St, Southbank.

Please find enclosed the 2005 Annual Report, the 2005 Sustainability Report Summary, the Notice of Annual General Meeting of Shareholders and Explanatory Memorandum. A Proxy Form together with a reply paid envelope for return to the Company's share registry is also enclosed.

There are a total of 8 items of business to be conducted at this year's AGM.

Shareholders may submit written questions to Oxiana's external auditor HLB Mann Judd, to be answered at the AGM, in relation to the conduct of the audit and the preparation and content of the auditor's report.

If shareholders have other questions that they would like raised at the AGM they may also be submitted in writing and we will respond to the most frequently asked questions at the AGM.

In both instances shareholders are asked to use the second page of the Proxy Form to advise their questions.

The AGM will also be webcast. Shareholders should log into www.oxiana.com.au before the meeting and follow the prompts.

Oxiana had a busy and successful 2005 with strong development, operating, exploration and financial performance. Your Company is now very well positioned in the metals experiencing buoyant market conditions – copper, gold and zinc. We are in sound financial shape with a strong balance sheet and rising cash flows, and capacity to continue our development programme. 2006 promises to be another exciting year of adding value for our shareholders.

We and our fellow Directors and staff look forward to seeing you at our Annual General Meeting. In the meantime, if you have any queries on the meeting or the Annual Report or the Company generally, please contact us or visit our website.

Yours sincerely,

Barry L. Cusack – Chairman

Owen L. Hegarty – Managing Director

AGENDA

Notice is given that the Annual General Meeting of Shareholders of Oxiana Limited ("**Company**") will be held at Melbourne Exhibition Centre Auditorium, Level 2, 2 Clarendon Street, Southbank on Thursday 20th April 2006 at 2.30pm (Melbourne time).

The Explanatory Memorandum that accompanies and forms part of this Notice of Annual General Meeting describes the various matters to be considered.

ORDINARY BUSINESS

1. Accounts

To receive and consider the Financial Report of the Company and the Economic Entity for the year ended 31 December 2005 and the related Directors' Report, Directors' Declaration and Auditor's Report.

2. Remuneration Report

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That the Company's Remuneration Report for the year ended 31 December 2005 be adopted."

3. Re-Election of Director

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That Mr Michael Eager, who retires in accordance with article 6.3(b) of the Company's Constitution and being eligible offers himself for re-election, be re-elected as a Director of the Company."

SPECIAL BUSINESS

4. Ratification of Convertible Bond Issue – April 2005

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That pursuant to ASX Listing Rule 7.4, the issue of Convertible Bonds as described in the attached Explanatory Memorandum, being a total of 1,050 Convertible Bonds at an issue price of US$100,000.00 per bond on 15 April 2005, convertible into fully paid ordinary shares at US$1.005 per share on the terms specified in the accompanying Explanatory Memorandum is hereby ratified."

5. Ratification of Share Placement to Newmont Capital – July 2005

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That pursuant to ASX Listing Rule 7.4, the allotment of 81,500,000 fully paid ordinary shares in the capital of the Company to Newmont Capital at the deemed price of 92 cents per share on 26 July 2005, be ratified."

6. Appointment of KPMG as Auditors

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That KPMG Chartered Accountants, having consented to act, be appointed as Auditors for the Company".

7. Grant of Options to Managing Director

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That, pursuant to ASX Listing Rule 10.14, approval be given to the grant of 2 million options over unissued ordinary shares in the capital of the Company to Mr. Owen Hegarty or his nominee, on the terms specified in the attached Explanatory Memorandum."

8. Increase in Directors' fee pool

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That the maximum total amount of Director's fees paid by the Company to Non-Executive Directors be increased by $400,000 to $800,000 per annum".

By order of the Board

David J. Forsyth – Company Secretary

Date: 17 March 2006

VOTING EXCLUSION STATEMENTS

In respect of Resolution 4, the Company will disregard any votes cast on the Resolution by:

- *those persons who participated in the placement; and*
- *an associate of any of these persons.*

In respect of Resolution 5, the Company will disregard any votes cast on the Resolution by:

- *Newmont Capital Ltd; and*
- *an associate of that person.*

In respect of Resolution 7, the Company will disregard any votes cast on the Resolution by:

- *a Director who is eligible to participate in any employee incentive scheme of the Company; and*
- *an associate of such a Director.*

In respect of Resolution 8, the Company will disregard any votes cast on the Resolution by:

- *a Director of the Company; and*
- *an associate of any of those Directors.*

However, the Company need not disregard a vote if:

- *it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or*
- *it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.*

NOTES

PROXIES AND COMPANY REPRESENTATIVES

A proxy form is enclosed. To be valid, duly signed proxies (and any authority under which the proxy is signed or a certified copy of the authority) must be received at the Company's Share Registry, Security Transfer Registrars Pty Limited, 770 Canning Highway, Applecross, WA, Australia, 6153 not less than 48 hours before the commencement of the meeting or any adjournment of the meeting. These proxy forms may be returned in the reply paid envelope. As an alternative, signed proxy forms may be faxed to +618 9315 2233 or sent electronically to registrar@securitytransfer.com.au.

A member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote on their behalf. If a member is entitled to cast two or more votes, the member may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. A proxy need not be a member and may be an individual or a body corporate. When more than one proxy is appointed, and the proportion of the member's voting rights is not specified, each proxy may exercise half the votes. If more than one proxy is present at the meeting, neither will be entitled to vote on a show of hands.

A proxy form must be signed by the member or the member's attorney. Proxies given by a corporation must be signed under its common seal, in accordance with section 127 of the Corporations Act or by Attorney. In the case of shares jointly held by two or more persons, all joint holders must sign the proxy form.

A member which is a body corporate and entitled to attend and vote at the meeting, or a proxy which is a body corporate and is appointed by a member entitled to attend and vote at the meeting, may appoint an individual to act as its representative at the meeting by providing that person with:

(a) a letter or certificate, executed in accordance with the body corporate's constitution, authorising the person as the representative; or

(b) a copy of the resolution, certified by the secretary or a director of the body corporate, appointing the representative.

A copy of the letter, certificate or resolution, or other evidence satisfactory to the Chairman of the meeting, must be produced prior to admission to the meeting.

VOTING ENTITLEMENTS

Pursuant to Regulation 7.11.37 of the Corporations Regulations 2001, the Directors have determined that the shareholding of each shareholder for the purposes of ascertaining voting entitlements for the Annual General Meeting will be as it appears in the share register at 7.00 pm (Melbourne time) on Tuesday 18 April 2006.

EXPLANATORY MEMORANDUM

The notes which follow set out more details of the matters to be dealt with at the Meeting.

RESOLUTION 2 – REMUNERATION REPORT

The Remuneration Report is available on page 43 of the Annual Report. Shareholders will have an opportunity at the meeting to comment on and ask questions about the Oxiana Remuneration Report.

The vote on the proposed Resolution in Item 2 is advisory only and will not bind the Directors or the Company. The Board however will take the outcome of the vote into consideration when reviewing the remuneration practices and policies of the Company.

RESOLUTION 3 – RE-ELECTION OF DIRECTOR

Mr. Michael Eager

In accordance with the Company's Constitution, Mr. Michael Eager retires from the Board and, being eligible, offers himself for re-election at the Meeting. The Directors, other than Mr. Eager, recommend that shareholders vote in favour of this resolution. Mr. Eager, because of his interest, makes no recommendation in relation to this resolution.

RESOLUTION 4 – RATIFICATION OF CONVERTIBLE BOND ISSUE – APRIL 2005

Ratification by shareholders is sought pursuant to ASX Listing Rule 7.4 to the issue of 1,050 Convertible Bonds at an issue price of US$100,000.00 per Convertible Bond on 15 April 2005, raising a total of $US105 million.

The Convertible Bonds were issued on the following terms:

- **(Number of securities issued)**
  The placement was of 1,050 Convertible Bonds, each with a face value of US$100,000.00, raising a total of US$105 million
- **(Price of issue)**
  The issue price of each Convertible Bond was US$100,000.00.
- **(Terms of the securities)**
  The Convertible Bonds will mature on 15 April 2012. Interest is payable on the Convertible Bonds at 5.25% per cent per annum, payable semi-annually. The price for conversion of the Convertible Bonds into fully paid ordinary shares is $US1.005 (equivalent A$1.31 per share), subject to adjustment in accordance with the terms and conditions of the Convertible Bonds. The detailed terms and conditions of the Convertible Bonds are set out in the Convertible Bonds Offering Memorandum (dated 13 April 2005), which is available at the Company's website (www.oxiana.com.au) or from the Company on request. In relation to the share price of A$1.31 this was a 33 per cent premium to the share price at the time of placement.
- **(Allottees of the Bonds)**
  The Convertible Bonds were issued to Australian and European Institutional Investors pursuant to the placement conducted by Citigroup Global Markets Australia Pty Ltd
- **(Intended use of funds)**
  The funds have been used to further advance development of the Prominent Hill copper/gold project in South Australia and other exploration and development activities off-shore and in Australia, repayment of corporate debt and for general corporate purposes.

The Directors recommend that shareholders vote in favour of Item 4.

RESOLUTION 5 – RATIFICATION OF SHARE PLACEMENT TO NEWMONT CAPITAL – JULY 2005

Ratification by shareholders is sought pursuant to ASX Listing Rule 7.4 on the placement of 81,500,000 fully paid ordinary shares, ranking pari passu with existing fully paid ordinary shares at the deemed price of 92 cents per share which were allotted on 26 July 2005.

The shares were issued to Newmont Capital Limited as part payment on the purchase from Newmont of the Golden Grove base and precious metals operation on 30 June 2005.

The Directors recommend that shareholders vote in favour of Item 5.

RESOLUTION 6 – APPOINTMENT OF KPMG AS AUDITORS

HLB Mann Judd, the Company's existing auditors, resigned their appointment effective from the date of the completion of this Annual General Meeting. The Directors have accepted the resignation of HLB Mann Judd as auditors of the Company and ASIC has approved their resignation.

Following the conduct of a tender for the audit work, the Directors consider that KPMG Chartered Accountants (**"KPMG"**) offered the best proposal to audit the Company and therefore seeks to appoint KPMG as auditor of the Company. The nomination to the appointment of KPMG as auditor of the Company has been properly received and a copy is provided to shareholders with this Notice of Annual General Meeting. KPMG has consented to act as auditor of the Company if this Resolution is passed.

If approval is received, KPMG will commence as auditor of the Company from the date of the meeting, 20 April 2006.

The Directors recommend that shareholders vote in favour of Item 6.

RESOLUTION 7 – ISSUE OF OPTIONS TO MANAGING DIRECTOR

On 17 February 2006, the Oxiana Board announced that it had agreed to grant 2 million options to Mr. Owen Hegarty or his nominee under the Oxiana Limited Executive Option Plan, subject to shareholder approval. ASX Listing Rule 10.14 provides that a company must not permit a Director to acquire securities under an employee incentive scheme without the prior approval of shareholders. Accordingly, approval is sought pursuant to ASX Listing Rule 10.14 for the grant of 2 million options to Mr. Hegarty. The options will be exercisable at $2.50 per share. The key terms of these options are as follows:

- There will be no issue price for the options.
- The options will vest on 1 June 2008, subject to the satisfaction of shareholder return performance hurdles. To achieve these hurdles, Oxiana's share price will be required to out perform sixteen comparator mining companies during the 2006/7 period. Mr Hegarty will receive 1 million options if Oxiana's share price outperforms greater than 50% of the comparator companies and the other 1 million options if Oxiana's share price performance is in the top quartile of the comparator companies.
- The sixteen comparator companies are as follows:
  BHP Billiton, Rio Tinto Ltd, Alumina, Newcrest, Zinifex, Lihir Gold, Iluka Resources, Excel Coal, Centennial Coal, Jubilee Mines, Aquarius Platinum, Minara Resources, Paladin Resources, Consolidated Minerals, DRD Gold and Sino Gold.
- The options will expire five years from grant date or within 30 days of the option holder ceasing to be a Director of the Company, whichever is earlier.
- The option holder is permitted to participate in a new issue of securities only if the options have been exercised. In the case of a pro rata rights issue, the exercise price will be reduced according to the formula specified in the ASX Listing Rules.
- The options will not be quoted on ASX.
- In the event of any capital reorganisation of the Company, the options shall be treated in the manner required by the ASX Listing Rules in force as at the date of any such reorganisation and as appropriate to the type of reorganisation proposed.

The granting of options to Mr. Hegarty is part of his overall remuneration package and incentives as Managing Director.

Other than Mr Hegarty, the Directors recommend that shareholders vote in favour of this resolution. Mr Hegarty makes no recommendation in relation to this resolution.

In accordance with the ASX Listing Rules, the Company advises that shareholders last approved a grant of options under the Option Plan at the annual general meeting of the Company held on 19 April 2005. Pursuant to that approval, 2 million options were granted to Mr. Hegarty with an exercise price of $1.25 per share, these options to vest on 1 June 2007 subject to the satisfaction of Shareholder return performance hurdles. Mr Hegarty is the only Director who is eligible to participate in the Option Plan, unless the Board determines that non-executive Directors may participate in the Option Plan. The Board does not currently intend to make such a determination.

If the resolution is passed, the Company expects to grant the options on the day following the meeting, but in any event within 12 months after the meeting.

RESOLUTION 8 – INCREASE IN DIRECTORS' FEE POOL

In accordance with the Company's Constitution shareholders in general meeting determine the maximum total amount of Directors' fees. The proposal before the meeting is to increase the maximum total amount payable to Directors by $400,000, from the present $400,000 to $800,000 per annum, to be divided among those Directors in such manner as they determine. The last increase to the pool was made in April 2004.

This amount does not include Directors Retirement benefits. Up until 31 December 2005 the accrued retirement benefits stood at $356,240.

It is proposed to cease accruing Directors retirement benefits as from 31 December 2005, preserve these benefits and transfer those benefits to Directors on retirement.

The proposed increase to the fee pool will provide capacity to increase fees as compensation for this change and enable the appointment of additional Directors in future if it is deemed appropriate.

Given their interest in the subject matter of this Resolution, the Directors make no recommendation to shareholders on Item 8.

David J. Forsyth
Level 9, 31 Queen Street
Melbourne Vic 3000

3 March 2006

The Board
Oxiana Limited
Level 9, 31 Queen Street
Melbourne Vic 3000

Dear Sirs,

In my capacity as a member of Oxiana Limited, I hereby nominate KPMG of 161 Collins Street, Melbourne, to be auditors of Oxiana Limited.

Yours faithfully,

David J. Forsyth

Oxiana
LIMITED

Registered Office:
Level 9, 31 Queen Street
Melbourne, Victoria 3000

PROXY FORM

I, ...

(Shareholder name in **block letters**)

of ....

(Full address in **block letters**)

being a member of Oxiana Limited (ABN 40 005 482 824) and entitled to vote, hereby appoint

....

(Name of Proxy in **block letters**)

of ....

(Full address of Proxy in **block letters**)

(or failing him the Chairman of the Meeting or his nominee) as my proxy to vote for me on my behalf at the Annual General Meeting of the Company to be held at 2.30pm, 20 April 2006, and at any adjournment thereof. Where there are undirected proxies the Chairman currently intends to vote in favour of the Resolutions.

If the Chairman of the meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Resolutions 7 and 8, please place a mark in the box. By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of those Resolutions and votes cast by him other than as proxy holder will be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote on Resolutions 7 and 8, the Chairman will not cast your votes on those Resolutions and your votes will not be counted in computing the required majority if a poll is called on those Resolutions.

☐

My proxy is hereby instructed to vote on the resolutions to be proposed at the meeting as follows: (Voting instructions to be indicated by placing a mark in the appropriate box. If not otherwise instructed, the proxy may vote as he thinks fit or abstain.)

	For	Against	Abstain
2. Remuneration Report			
3. Re-election of Michael Eager as Director			
Special Business			
4. Ratification of convertible bond issue – April 2005			
5. Ratification of share placement to Newmont – July 2005			
6. Appointment of KPMG as Auditors			
7. Grant of Options to Managing Director			
8. Increase in Directors' fee pool			

Note: please sign this Proxy form on the next page

Oxiana
LIMITED

Dated this day of 2006

Signature of Member(s)

Executed in accordance with the Corporations Act by:

Affix Seal here:
(if applicable)

Director

Director / Company Secretary

If two proxies are being appointed, the proportion of the Member's voting rights which this proxy is appointed to represent is ____________%.
If you wish to appoint a second proxy, a further proxy form will be forwarded to you on request.

Privacy Statement

The Company collects information about you when you submit this Proxy Form. Your personal information is used by the Company to process your Form and to update your details in the Company's public share register and may be disclosed for that purpose to related bodies corporate, agents, contractors, third party service providers and regulatory authorities. Please contact the Company's registered office if you would like to access or correct the personal information that the Company holds about you. A fee may be charged for access.

Questions from Shareholders

a. Directed to Auditors HLB Mann Judd

b. Questions to Oxiana Limited

Please send this completed form to the Company's Share Registry in the reply paid envelope provided, by 7pm (Melbourne time) on 18 April 2006 or fax to +61 8 9315 2233 or send electronically to registrar@securitytransfer.com.au

Oxiana
LIMITED

20 March 2006

Manager Companies
Australian Stock Exchange Limited
Level 3
530 Collins Street
MELBOURNE 3000

NOTICE OF ANNUAL GENERAL MEETING

Dear Sir,

Please find attached the Notice of Annual General Meeting and Explanatory Memorandum together with the Proxy Form ('the Annual General Meeting correspondence') for Oxiana's Annual General Meeting to be held at the Melbourne Exhibition Centre Auditorium, Level 2, 2 Clarendon Street, Southbank on Thursday 20 April 2006 at 2.30pm.

The Annual General Meeting correspondence was sent to shareholders today along with the 2005 Annual Report and Sustainability Report Summary that have been the subject of earlier public announcements.

The Annual General Meeting correspondence will also be made available on Oxiana's website at www.oxiana.com.au.

Yours faithfully,

David J. Forsyth
Company Secretary

Oxiana Limited ABN 40 005 482 824 ASX OXR Level 9, 31 Queen Street, Melbourne Victoria 3000
Telephone: +61 3 8623 2200 Facsimile: +61 3 8623 2222 admin@oxiana.com.au www.oxiana.com.au

Oxiana LIMITED

NOTICE OF ANNUAL GENERAL MEETING

OXIANA LIMITED ABN 40 005 482 824



17th March 2006

Dear Shareholder

Thank you for your support of Oxiana. We are pleased to invite you to our Annual General Meeting (AGM) which is to be held on Thursday 20 April 2006 at 2.30pm at Melbourne Exhibition Centre Auditorium, Level 2, 2 Clarendon St, Southbank.

Please find enclosed the 2005 Annual Report, the 2005 Sustainability Report Summary, the Notice of Annual General Meeting of Shareholders and Explanatory Memorandum. A Proxy Form together with a reply paid envelope for return to the Company's share registry is also enclosed.

There are a total of 8 items of business to be conducted at this year's AGM.

Shareholders may submit written questions to Oxiana's external auditor HLB Mann Judd, to be answered at the AGM, in relation to the conduct of the audit and the preparation and content of the auditor's report.

If shareholders have other questions that they would like raised at the AGM they may also be submitted in writing and we will respond to the most frequently asked questions at the AGM.

In both instances shareholders are asked to use the second page of the Proxy Form to advise their questions.

The AGM will also be webcast. Shareholders should log into www.oxiana.com.au before the meeting and follow the prompts.

Oxiana had a busy and successful 2005 with strong development, operating, exploration and financial performance. Your Company is now very well positioned in the metals experiencing buoyant market conditions – copper, gold and zinc. We are in sound financial shape with a strong balance sheet and rising cash flows, and capacity to continue our development programme. 2006 promises to be another exciting year of adding value for our shareholders.

We and our fellow Directors and staff look forward to seeing you at our Annual General Meeting. In the meantime, if you have any queries on the meeting or the Annual Report or the Company generally, please contact us or visit our website.

Yours sincerely,

Barry L. Cusack – Chairman

Owen L. Hegarty – Managing Director

AGENDA

Notice is given that the Annual General Meeting of Shareholders of Oxiana Limited ("**Company**") will be held at Melbourne Exhibition Centre Auditorium, Level 2, 2 Clarendon Street, Southbank on Thursday 20th April 2006 at 2.30pm (Melbourne time).

The Explanatory Memorandum that accompanies and forms part of this Notice of Annual General Meeting describes the various matters to be considered.

ORDINARY BUSINESS

1. Accounts

To receive and consider the Financial Report of the Company and the Economic Entity for the year ended 31 December 2005 and the related Directors' Report, Directors' Declaration and Auditor's Report.

2. Remuneration Report

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That the Company's Remuneration Report for the year ended 31 December 2005 be adopted."

3. Re-Election of Director

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That Mr Michael Eager, who retires in accordance with article 6.3(b) of the Company's Constitution and being eligible offers himself for re-election, be re-elected as a Director of the Company."

SPECIAL BUSINESS

4. Ratification of Convertible Bond Issue – April 2005

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That pursuant to ASX Listing Rule 7.4, the issue of Convertible Bonds as described in the attached Explanatory Memorandum, being a total of 1,050 Convertible Bonds at an issue price of US$100,000.00 per bond on 15 April 2005, convertible into fully paid ordinary shares at US$1.005 per share on the terms specified in the accompanying Explanatory Memorandum is hereby ratified."

5. Ratification of Share Placement to Newmont Capital – July 2005

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That pursuant to ASX Listing Rule 7.4, the allotment of 81,500,000 fully paid ordinary shares in the capital of the Company to Newmont Capital at the deemed price of 92 cents per share on 26 July 2005, be ratified."

6. Appointment of KPMG as Auditors

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That KPMG Chartered Accountants, having consented to act, be appointed as Auditors for the Company".

7. Grant of Options to Managing Director

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That, pursuant to ASX Listing Rule 10.14, approval be given to the grant of 2 million options over unissued ordinary shares in the capital of the Company to Mr. Owen Hegarty or his nominee, on the terms specified in the attached Explanatory Memorandum."

8. Increase in Directors' fee pool

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That the maximum total amount of Director's fees paid by the Company to Non-Executive Directors be increased by $400,000 to $800,000 per annum".

By order of the Board

David J. Forsyth – Company Secretary

Date: 17 March 2006

VOTING EXCLUSION STATEMENTS

In respect of Resolution 4, the Company will disregard any votes cast on the Resolution by:

- *those persons who participated in the placement; and*
- *an associate of any of these persons.*

In respect of Resolution 5, the Company will disregard any votes cast on the Resolution by:

- *Newmont Capital Ltd; and*
- *an associate of that person.*

In respect of Resolution 7, the Company will disregard any votes cast on the Resolution by:

- *a Director who is eligible to participate in any employee incentive scheme of the Company; and*
- *an associate of such a Director.*

In respect of Resolution 8, the Company will disregard any votes cast on the Resolution by:

- *a Director of the Company; and*
- *an associate of any of those Directors.*

However, the Company need not disregard a vote if:

- *it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or*
- *it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.*

NOTES

PROXIES AND COMPANY REPRESENTATIVES

A proxy form is enclosed. To be valid, duly signed proxies (and any authority under which the proxy is signed or a certified copy of the authority) must be received at the Company's Share Registry, Security Transfer Registrars Pty Limited, 770 Canning Highway, Applecross, WA, Australia, 6153 not less than 48 hours before the commencement of the meeting or any adjournment of the meeting. These proxy forms may be returned in the reply paid envelope. As an alternative, signed proxy forms may be faxed to +618 9315 2233 or sent electronically to registrar@securitytransfer.com.au.

A member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote on their behalf. If a member is entitled to cast two or more votes, the member may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. A proxy need not be a member and may be an individual or a body corporate. When more than one proxy is appointed, and the proportion of the member's voting rights is not specified, each proxy may exercise half the votes. If more than one proxy is present at the meeting, neither will be entitled to vote on a show of hands.

A proxy form must be signed by the member or the member's attorney. Proxies given by a corporation must be signed under its common seal, in accordance with section 127 of the Corporations Act or by Attorney. In the case of shares jointly held by two or more persons, all joint holders must sign the proxy form.

A member which is a body corporate and entitled to attend and vote at the meeting, or a proxy which is a body corporate and is appointed by a member entitled to attend and vote at the meeting, may appoint an individual to act as its representative at the meeting by providing that person with:

(a) a letter or certificate, executed in accordance with the body corporate's constitution, authorising the person as the representative; or

(b) a copy of the resolution, certified by the secretary or a director of the body corporate, appointing the representative.

A copy of the letter, certificate or resolution, or other evidence satisfactory to the Chairman of the meeting, must be produced prior to admission to the meeting.

VOTING ENTITLEMENTS

Pursuant to Regulation 7.11.37 of the Corporations Regulations 2001, the Directors have determined that the shareholding of each shareholder for the purposes of ascertaining voting entitlements for the Annual General Meeting will be as it appears in the share register at 7.00 pm (Melbourne time) on Tuesday 18 April 2006.

EXPLANATORY MEMORANDUM

The notes which follow set out more details of the matters to be dealt with at the Meeting.

RESOLUTION 2 – REMUNERATION REPORT

The Remuneration Report is available on page 43 of the Annual Report. Shareholders will have an opportunity at the meeting to comment on and ask questions about the Oxiana Remuneration Report.

The vote on the proposed Resolution in Item 2 is advisory only and will not bind the Directors or the Company. The Board however will take the outcome of the vote into consideration when reviewing the remuneration practices and policies of the Company.

RESOLUTION 3 – RE-ELECTION OF DIRECTOR

Mr. Michael Eager

In accordance with the Company's Constitution, Mr. Michael Eager retires from the Board and, being eligible, offers himself for re-election at the Meeting. The Directors, other than Mr. Eager, recommend that shareholders vote in favour of this resolution. Mr. Eager, because of his interest, makes no recommendation in relation to this resolution.

RESOLUTION 4 – RATIFICATION OF CONVERTIBLE BOND ISSUE – APRIL 2005

Ratification by shareholders is sought pursuant to ASX Listing Rule 7.4 to the issue of 1,050 Convertible Bonds at an issue price of US$100,000.00 per Convertible Bond on 15 April 2005, raising a total of $US105 million.

The Convertible Bonds were issued on the following terms:

- **(Number of securities issued)**
  The placement was of 1,050 Convertible Bonds, each with a face value of US$100,000.00, raising a total of US$105 million
- **(Price of issue)**
  The issue price of each Convertible Bond was US$100,000.00.
- **(Terms of the securities)**
  The Convertible Bonds will mature on 15 April 2012. Interest is payable on the Convertible Bonds at 5.25% per cent per annum, payable semi-annually. The price for conversion of the Convertible Bonds into fully paid ordinary shares is $US1.005 (equivalent A$1.31 per share), subject to adjustment in accordance with the terms and conditions of the Convertible Bonds. The detailed terms and conditions of the Convertible Bonds are set out in the Convertible Bonds Offering Memorandum (dated 13 April 2005), which is available at the Company's website (www.oxiana.com.au) or from the Company on request. In relation to the share price of A$1.31 this was a 33 per cent premium to the share price at the time of placement.
- **(Allottees of the Bonds)**
  The Convertible Bonds were issued to Australian and European Institutional Investors pursuant to the placement conducted by Citigroup Global Markets Australia Pty Ltd
- **(Intended use of funds)**
  The funds have been used to further advance development of the Prominent Hill copper/gold project in South Australia and other exploration and development activities off-shore and in Australia, repayment of corporate debt and for general corporate purposes.

The Directors recommend that shareholders vote in favour of Item 4.

RESOLUTION 5 – RATIFICATION OF SHARE PLACEMENT TO NEWMONT CAPITAL – JULY 2005

Ratification by shareholders is sought pursuant to ASX Listing Rule 7.4 on the placement of 81,500,000 fully paid ordinary shares, ranking pari passu with existing fully paid ordinary shares at the deemed price of 92 cents per share which were allotted on 26 July 2005.

The shares were issued to Newmont Capital Limited as part payment on the purchase from Newmont of the Golden Grove base and precious metals operation on 30 June 2005.

The Directors recommend that shareholders vote in favour of Item 5.

RESOLUTION 6 – APPOINTMENT OF KPMG AS AUDITORS

HLB Mann Judd, the Company's existing auditors, resigned their appointment effective from the date of the completion of this Annual General Meeting. The Directors have accepted the resignation of HLB Mann Judd as auditors of the Company and ASIC has approved their resignation.

Following the conduct of a tender for the audit work, the Directors consider that KPMG Chartered Accountants ("**KPMG**") offered the best proposal to audit the Company and therefore seeks to appoint KPMG as auditor of the Company. The nomination to the appointment of KPMG as auditor of the Company has been properly received and a copy is provided to shareholders with this Notice of Annual General Meeting. KPMG has consented to act as auditor of the Company if this Resolution is passed.

If approval is received, KPMG will commence as auditor of the Company from the date of the meeting, 20 April 2006.

The Directors recommend that shareholders vote in favour of Item 6.

RESOLUTION 7 – ISSUE OF OPTIONS TO MANAGING DIRECTOR

On 17 February 2006, the Oxiana Board announced that it had agreed to grant 2 million options to Mr. Owen Hegarty or his nominee under the Oxiana Limited Executive Option Plan, subject to shareholder approval. ASX Listing Rule 10.14 provides that a company must not permit a Director to acquire securities under an employee incentive scheme without the prior approval of shareholders. Accordingly, approval is sought pursuant to ASX Listing Rule 10.14 for the grant of 2 million options to Mr. Hegarty. The options will be exercisable at $2.50 per share. The key terms of these options are as follows:

- There will be no issue price for the options.
- The options will vest on 1 June 2008, subject to the satisfaction of shareholder return performance hurdles. To achieve these hurdles, Oxiana's share price will be required to out perform sixteen comparator mining companies during the 2006/7 period. Mr Hegarty will receive 1 million options if Oxiana's share price outperforms greater than 50% of the comparator companies and the other 1 million options if Oxiana's share price performance is in the top quartile of the comparator companies.
- The sixteen comparator companies are as follows:
  BHP Billiton, Rio Tinto Ltd, Alumina, Newcrest, Zinifex, Lihir Gold, Iluka Resources, Excel Coal, Centennial Coal, Jubilee Mines, Aquarius Platinum, Minara Resources, Paladin Resources, Consolidated Minerals, DRD Gold and Sino Gold.
- The options will expire five years from grant date or within 30 days of the option holder ceasing to be a Director of the Company, whichever is earlier.
- The option holder is permitted to participate in a new issue of securities only if the options have been exercised. In the case of a pro rata rights issue, the exercise price will be reduced according to the formula specified in the ASX Listing Rules.
- The options will not be quoted on ASX.
- In the event of any capital reorganisation of the Company, the options shall be treated in the manner required by the ASX Listing Rules in force as at the date of any such reorganisation and as appropriate to the type of reorganisation proposed.

The granting of options to Mr. Hegarty is part of his overall remuneration package and incentives as Managing Director.

Other than Mr Hegarty, the Directors recommend that shareholders vote in favour of this resolution. Mr Hegarty makes no recommendation in relation to this resolution.

In accordance with the ASX Listing Rules, the Company advises that shareholders last approved a grant of options under the Option Plan at the annual general meeting of the Company held on 19 April 2005. Pursuant to that approval, 2 million options were granted to Mr. Hegarty with an exercise price of $1.25 per share, these options to vest on 1 June 2007 subject to the satisfaction of Shareholder return performance hurdles. Mr Hegarty is the only Director who is eligible to participate in the Option Plan, unless the Board determines that non-executive Directors may participate in the Option Plan. The Board does not currently intend to make such a determination.

If the resolution is passed, the Company expects to grant the options on the day following the meeting, but in any event within 12 months after the meeting.

RESOLUTION 8 – INCREASE IN DIRECTORS' FEE POOL

In accordance with the Company's Constitution shareholders in general meeting determine the maximum total amount of Directors' fees. The proposal before the meeting is to increase the maximum total amount payable to Directors by $400,000, from the present $400,000 to $800,000 per annum, to be divided among those Directors in such manner as they determine. The last increase to the pool was made in April 2004.

This amount does not include Directors Retirement benefits. Up until 31 December 2005 the accrued retirement benefits stood at $356,240.

It is proposed to cease accruing Directors retirement benefits as from 31 December 2005, preserve these benefits and transfer those benefits to Directors on retirement.

The proposed increase to the fee pool will provide capacity to increase fees as compensation for this change and enable the appointment of additional Directors in future if it is deemed appropriate.

Given their interest in the subject matter of this Resolution, the Directors make no recommendation to shareholders on Item 8.

David J. Forsyth
Level 9, 31 Queen Street
Melbourne Vic 3000

3 March 2006

The Board
Oxiana Limited
Level 9, 31 Queen Street
Melbourne Vic 3000

Dear Sirs,

In my capacity as a member of Oxiana Limited, I hereby nominate KPMG of 161 Collins Street, Melbourne, to be auditors of Oxiana Limited.

Yours faithfully,

David J. Forsyth

Oxiana LIMITED

Registered Office:
Level 9, 31 Queen Street
Melbourne, Victoria 3000

PROXY FORM

I, ...

(Shareholder name in **block letters**)

of ....

(Full address in **block letters**)

being a member of Oxiana Limited (ABN 40 005 482 824) and entitled to vote, hereby appoint

....

(Name of Proxy in **block letters**)

of ....

(Full address of Proxy in **block letters**)

(or failing him the Chairman of the Meeting or his nominee) as my proxy to vote for me on my behalf at the Annual General Meeting of the Company to be held at 2.30pm, 20 April 2006, and at any adjournment thereof. Where there are undirected proxies the Chairman currently intends to vote in favour of the Resolutions.

If the Chairman of the meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Resolutions 7 and 8, please place a mark in the box. By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of those Resolutions and votes cast by him other than as proxy holder will be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote on Resolutions 7 and 8, the Chairman will not cast your votes on those Resolutions and your votes will not be counted in computing the required majority if a poll is called on those Resolutions.

☐

My proxy is hereby instructed to vote on the resolutions to be proposed at the meeting as follows: (Voting instructions to be indicated by placing a mark in the appropriate box. If not otherwise instructed, the proxy may vote as he thinks fit or abstain.)

	For	Against	Abstain
2. Remuneration Report			
3. Re-election of Michael Eager as Director			
Special Business			
4. Ratification of convertible bond issue – April 2005			
5. Ratification of share placement to Newmont – July 2005			
6. Appointment of KPMG as Auditors			
7. Grant of Options to Managing Director			
8. Increase in Directors' fee pool			

Note: please sign this Proxy form on the next page

Oxiana
LIMITED

Dated this day of 2006

Signature of Member(s) ....

Executed in accordance with the Corporations Act by:

Affix Seal here:
(if applicable)

Director ....

Director / Company Secretary ....

If two proxies are being appointed, the proportion of the Member's voting rights which this proxy is appointed to represent is ....%.
If you wish to appoint a second proxy, a further proxy form will be forwarded to you on request.

Privacy Statement

The Company collects information about you when you submit this Proxy Form. Your personal information is used by the Company to process your Form and to update your details in the Company's public share register and may be disclosed for that purpose to related bodies corporate, agents, contractors, third party service providers and regulatory authorities. Please contact the Company's registered office if you would like to access or correct the personal information that the Company holds about you. A fee may be charged for access.

Questions from Shareholders

a. Directed to Auditors HLB Mann Judd

....
....
....
....
....
....
....
....

b. Questions to Oxiana Limited

....
....
....
....
....
....
....
....

Please send this completed form to the Company's Share Registry in the reply paid envelope provided, by 7pm (Melbourne time) on 18 April 2006 or fax to +61 8 9315 2233 or send electronically to registrar@securitytransfer.com.au

Oxiana
LIMITED

20 March 2006

AUSTRALIAN STOCK EXCHANGE & MEDIA RELEASE

Oxiana's Annual Report and Sustainability Report Available Today

Oxiana today released its 2005 Annual Report and 2005 Sustainability Report Summary. These documents will be mailed to shareholders, are available on Oxiana's website at www.oxiana.com.au, or can be obtained by contacting Oxiana at the contact details below.

Owen L Hegarty

Managing Director


OXIANA LIMITED

SUSTAINABILITY REPORT SUMMARY 2005 >


Oxiana
LIMITED




THIS REPORT PRESENTS FOR OUR STAKEHOLDERS A SUMMARY OF OUR ECONOMIC, ENVIRONMENTAL AND SOCIAL PERFORMANCE IN 2005. A MORE COMPREHENSIVE REPORT, WHICH HAS BEEN PREPARED ACCORDING TO THE GLOBAL REPORTING INITIATIVE (GRI[1]) FRAMEWORK, IS AVAILABLE ON THE OXIANA WEBSITE (WWW.OXIANA.COM.AU).

CONTENTS

For further information on the Company and our activities, visit www.oxiana.com.au or contact Oxiana to provide feedback:

Public Affairs Manager

Level 9, 31 Queen St
Melbourne, VIC, 3000, Australia
telephone +613 8623 2200
admin@oxiana.com.au

Photography: Gillianne Tedder, Vincent Gautier, Enesor Consulting.

Cover: Osoth Insixiengmay, Senior Public Relations Officer, Sepon Operations. Osoth has been an employee of Oxiana's Lao subsidiary Lane Xang Minerals Limited (LXML) for more than 15 years.
Cover photography: Gillianne Tedder.

Photos: (above left) More than 250 local people are now involved in the Sepon Trust Fund Initiative to build a traditional textiles industry.
(above right): Seedlings and plants are grown at the Sepon Operations site nursery for use in land rehabilitation.

1 The Global Reporting Initiative is an international, multi-stakeholder process aimed at producing and disseminating globally applicable sustainability reporting guidelines. These guidelines are for voluntary use by organisations for reporting on the economic, environmental and social dimensions of their activities, products and services.

MANAGING DIRECTOR'S INTRODUCTION



IN 2005, WE CONTINUED TO WORK CLOSELY WITH THE VILLAGES NEAR THE SEPON OPERATIONS, BUILDING ON THE SUCCESSFUL WEAVING AND AGRICULTURE PROGRAMS THAT ARE ALREADY GENERATING ALTERNATIVE INCOMES FOR FAMILIES.

OWEN L. HEGARTY

I am pleased to present to you this summary of Oxiana's 2005 Sustainability Report.

To Oxiana, sustainable development has much to do with respect: one of Oxiana's core values. It is respect for our shareholders, our employees, the communities in which we work, our customers and our contractors as well as respect for future generations.

By incorporating sustainability principles into all aspects of our operations we are helping ensure the success of our business. Having the highest standards of health and safety, environmental management and social responsibility are as important as exemplary corporate governance, financial management and technical rigor, and will contribute significantly to the ongoing viability of the company.

This year we acquired the Golden Grove base and precious metal operation in Western Australia from Newmont Mining Corporation. One of the deciding factors in that acquisition was Golden Grove's sustainability track record; and we are pleased to say that the high standards of health and safety management, environmental protection and community involvement practiced by that operation gave us great comfort.

The purchase of the Golden Grove Operation has allowed Oxiana to develop the new Oxiana Integrated Management System (OXims) using some of their systems as a base.

In 2005, the focus on safety was maintained with the Golden Grove underground mines rescue team once again a top performer at the Kalgoorlie Underground Mine Emergency Response Competition, achieving second place overall. This result, and the ongoing improvement in safety performance at the Golden Grove Operation, is to be applauded. It has also been particularly pleasing that participation in community activities in the nearby Yalgoo community has continued through the ownership transition.

Working in Laos places special responsibility on us as a foreign company to operate sustainably, recognising and respecting the culture, needs and aspirations of our host.

In 2005, we continued to work closely with the villages near the Sepon Operations, building on the successful weaving and agriculture programs that are already generating alternative incomes for families.

We also built an indoor sports stadium in Savannakhet, the closest regional centre to Sepon. The stadium is the first of its kind in Laos and will offer opportunities for young Lao people to become involved in sport, which, as recognised by football legend Ron Barassi at the gymnasium opening, is a great way to aid children's development. This gymnasium was a cooperative project with many of our contractors and was a tremendous way of contributing to the wellbeing of the younger Lao generation.

On the operational front at the Sepon Operations, 2005 was a big year for us with the successful commissioning of both an expansion to the gold plant and the new copper processing facility. Our safety record during this time of great activity is again to be commended and, although up slightly on 2004, it reflects the successful training of a safety-conscious workforce.

Thank you for supporting Oxiana. I hope you find this report informative and, as always, we welcome any feedback you might have.

Owen L. Hegarty
Managing Director

OXIANA BELIEVES THAT IN ORDER TO BEST ACHIEVE OUR CORPORATE GOALS, WE NEED TO OPERATE ACCORDING TO THE PRINCIPLES OF SUSTAINABLE DEVELOPMENT; THAT IS, IN ORDER TO MAINTAIN OUR SOCIAL LICENCE, TO MAINTAIN ACCESS TO CAPITAL, MARKETS AND RESOURCES, AND TO RUN PROFITABLE, SUSTAINABLE MINING OPERATIONS, BENEFITS MUST BE DELIVERED TO ALL OF OUR STAKEHOLDERS.









Photos: (clockwise from top left): Sepon copper cathodes are prepared for shipment; Picking mulberry leaves to feed silk worms – as part of the Sepon Trust Fund initiative to build a traditional weaving industry in the local Sepon area; Senior Environmental Officer Emma Slarke tests the turbidity of settling pond water at Golden Grove; Mine Geologist Anna Kaufman mapping underground at Golden Grove.

OXIANA LIMITED MAJOR PROJECT LOCATIONS


CHINA
Southern China
Sepon
Philippines
THAILAND
AUSTRALIA
Golden Grove
Prominent Hill
Melbourne
Headquarters
Operation
Project
Exploration
1000 Kilometres

Oxiana is an Australian-based, international mining and exploration company focused on Asia, Australia and the Pacific.

Oxiana owns and operates the Sepon Operations located in Laos and the Golden Grove Operation in Western Australia. Oxiana has been producing gold at the Sepon Operations for three years and copper since March 2005. In July 2005, the Company acquired the Golden Grove Operation, which produces base and precious metal concentrates. Data reported herein varies between full and half-year figures at the Golden Grove Operation, as specified.

Oxiana moved to 100% ownership of the Prominent Hill copper-gold project in South Australia and commenced a Bankable Feasibility Study for that project in mid 2005. Oxiana is also actively exploring in Laos, Thailand, China and Australia.

VISION & STRATEGY

Our vision is to be an Australian Stock Exchange (ASX) Top 50 Company by 2010. Oxiana believes that in order to best achieve our corporate goals, we need to operate according to the principles of sustainable development; that is, in order to maintain our social licence, to maintain access to capital, markets and resources, and to run profitable, sustainable mining operations, benefits must be delivered to all of our stakeholders.

Our guiding principle is to develop mineral deposits in a manner that is financially sound while being environmentally and socially responsible. Our 'Sustainability Strategy' has the following key elements:

- Maximise the provision of benefits to our stakeholders through the successful management of our activities.
- Strive to achieve excellence in all aspects of our business.
- Integrate economic, environmental and social considerations into all areas of our management.

The Company has succeeded, and will continue to succeed, through developing only high quality assets and operating these to the highest standards. Wherever we work, Oxiana wishes to create a positive legacy of which we and the mining industry can be proud.

OUR POLICIES

We have developed policies and commitments that underpin all of our activities and reflect our commitment to the health and safety of our employees while also ensuring that our environmental and social responsibilities are met. These policies are under continual review and reflect the means by which our vision is translated into site-specific procedures.

Community

Oxiana believes that good relations and the support and endorsement of our activities by the communities in which we operate is fundamental to long-term operational and financial success. Mutual respect, active partnership and long-term commitment to a workable relationship are the cornerstones of our philosophy.

Safety & Health

Oxiana believes the safety and health of all of the people associated with our activities are paramount to a successful business and aims to prevent work-related incidents, illnesses and injuries.

Environment

Oxiana recognises that excellence in managing environmental responsibilities is essential to long-term success. Through effective management practices, we aim to ensure that our activities have a minimum impact on the environment.

Note: the complete policies are available from Oxiana's website, our operations in Laos and Western Australia, or our offices in Adelaide, Melbourne and Vientiane.



Photo (left): In 2005 Oxiana acquired the Golden Grove base and precious metal operation. Recycle crusher and conveyor system pictured.

OPERATIONS

Our principal assets are in Asia (the Sepon Operations), where we have been producing gold and silver since December 2002 and copper since March 2005, and Australia (Golden Grove Operation) where we produce zinc, copper, lead, gold and silver in concentrates.

Product	2005
Sepon Operations	
Gold (oz)	200,370
Silver (oz)	109,460
Copper cathode (t)	30,480
Golden Grove Operation*	
Zinc (t)#	40,397
Copper (t)#	11,538
Gold (oz)#	14,488
Silver (oz)#	1,197,344
Lead (t)#	3,699
Revenue (A$m)	
Sepon Operations	$271
Golden Grove Operation	$155

* *Production for Golden Grove dates from Oxiana ownership commencing 1 July 2005.*

\# *Contained metal in all products, not all metal is payable.*

Our full year EBITDA (Earnings before interest, depreciation, amortisation, tax and foreign exchange adjustment) of A$182m (compared with A$31m in 2004) reflected revenue received from increased gold production plus first production and sales of copper cathodes from the Sepon Operations and production and sales of zinc, copper, and high precious metal (HPM) concentrates from the Golden Grove Operation. Oxiana is also currently investigating further expansions to the Sepon Operations through the treatment of primary gold material and expanding the throughput of the copper process plant due to new copper discoveries.

EXPLORATION AND DEVELOPMENT

The Company has continued to search for additional deposits near the existing operations.

At the Sepon Operations, exploration saw the discovery of two new deposits in 2005.

The results of a pre feasibility study released in August 2005 confirmed that Prominent Hill is a highly competitive copper-gold project. The study indicated that an open-pit operation capable of producing 90,000 to 100,000t/a copper and 110,000 to 130,000oz/a gold at competitive operating costs could be viable and gave Oxiana sufficient confidence to proceed with a bankable feasibility study. The feasibility studies and permitting process are advancing well and our target is to be in production in 2008.

Exploration in Thailand and China confirmed the prospectivity of our project areas, and these will continue to be exploration targets in 2006.

Although we have not specifically reported on our ongoing exploration programs outside the Sepon and Golden Grove operations, we adhere to Australian standards of environmental and social management while undertaking all exploration.

CORPORATE GOVERNANCE

Oxiana's approach to corporate governance is to have a set of values and behaviours that ensure transparency and fair dealing, and protect stakeholder interests.

This approach includes a commitment to best practice governance standards. In this regard, Oxiana adheres to the Australian Stock Exchange Corporate Governance Council's best practice recommendations.

Additional details are available in the comprehensive version of this sustainability report, in Oxiana's annual report, in the corporate governance section of our website, from the Sepon and Golden Grove operations, or from our offices in Melbourne and Vientiane.





MANAGEMENT SYSTEMS

In 2005, Oxiana developed the Oxiana Integrated Management System (OXims) to provide group-wide management standards. The OXims is the product of the best components of Oxiana's systems, the mining-specific Newmont Management System and methods of implementation that are used at the Golden Grove Operation. The development of the OXims standards was approximately 40% complete at the end of 2005, with the remaining 60% to be finalised during 2006.

Each of our operations is developing site-specific processes and documentation to support the implementation of the OXims standards. The system includes standards addressing safety, health, environment and community relations commitments, policies, objectives and targets, improvement programs, management system procedures, standard operating procedures (SOPs) and internal audit and inspection programs.

The Australian minerals industry has developed a framework for sustainable development called 'Enduring Value'. This builds on the previous Code for Environmental Management and is targeted at translating the principles of sustainable development into site practices. Oxiana became a signatory to Enduring Value in July 2005.

AWARDS

Oxiana, its subsidiary companies and its engineers were awarded the following in 2005:

- Australian Gold Company of the Year 2005 - Australian Gold Council.
- Golden Award - Lao National Chamber of Commerce and Industry.
- Lao PDR Development Award (Savannakhet Province) - Awarded by the Lao Prime Minister.
- Australian Institute of Mining and Metallurgy Institute Medal (awarded to Managing Director Owen Hegarty).
- Mining Legend - Excellence in Mining and Exploration Conference (awarded to Managing Director Owen Hegarty).
- RW Hawken Award for the engineering and design of the Sepon Copper Project - Engineers Australia Queensland Division.
- National Engineering Excellence Award for the Sepon Copper Project and Gold Expansion - Engineers Australia.
- Nomination for the Ethical Investor Sustainability Awards, Labour Relations Category.
- Western Australia Chamber of Mines and Energy 2005 Kalgoorlie Underground Mine Emergency Response Competition - 2nd place (Golden Grove).

THE REPORT FOCUSES ON THE SEPON GOLD AND COPPER OPERATIONS AND THE GOLDEN GROVE BASE AND PRECIOUS METAL OPERATION, WHICH WERE OXIANA'S PRODUCING MINES IN 2005.

Photos: (above left): The Sepon Trust Fund includes an initiative to create a traditional textiles industry including growing and weaving cotton.

(above right): Mr Peter Albert, Oxiana's Executive General Manager Asia accepts the Golden Award from Mr. Soulivong Daravong, Minister of Commerce.

OUR ECONOMIC CONTRIBUTION



Photos (left & right): Spinning silk worm cocoons into thr

Sepon Operations have made a significant contribution to increasing Laos' Gross Domestic Product and in 2005 contributed about 30% of the country's export revenue. This contribution will increase to 40% or 50% as production increases, although this percentage will ultimately decrease when the country's new Nam Theun 2 hydroelectricity project is commissioned.

The Lao and Australian governments received direct benefits in the form of royalties and taxes. In 2005 royalty payments from our projects included A$6 million from six months of ownership at the Golden Grove Operation and A$9.4 million for the Sepon Operations.

The Company also provided a range of indirect benefits:

- **Employment:** A total of US$25m in wages and US$6m in pay-as-you-earn (PAYE) taxes was paid by Oxiana for all operations and offices in 2005 (where numbers for the Golden Grove Operation reflect the six months of Oxiana ownership).
- **Expenditure on local goods and services:** In 2005, US$49m was spent on Lao goods, materials and services that were sourced preferentially from the local area. At Golden Grove, for the 2005 calendar year, A$147m (US$113m) (64%) was spent in Australia for all goods, materials and services.
- **Training:** The mining industry is bringing significant new skills through training, especially in Laos. In 2005 a total of approximately 73,600 hours were devoted to staff training at all of our operations.
- **Development projects:** Oxiana established the Sepon Trust Fund as one means of sharing benefits with its local stakeholders at Sepon. (see box p7). A total of US$382,500 was spent on various Trust Fund programs in 2005.

At the Golden Grove Operation, efforts are focused on sharing benefits of the mine with the wider Mid-West Region. In 2005, the focus was largely on the local Yalgoo community, with a particular emphasis on improving health and fostering the development of indigenous children. Commencing in 2005, the Golden Grove Operation will contribute US$53,600 (A$70,000) over three years to the Yalgoo Healthy Community Program (see box p13).

- **Improvement of infrastructure:** Oxiana continues to contribute to infrastructure improvements in areas in and around the Sepon Operations. Road construction and sealing, bridge building, water supply and electricity reticulation were all improved in the local area in 2005.
- **Removal of unexploded ordnance (UXO):** The Sepon area of Laos was heavily bombed during the second Indochina (Vietnam) War, with a resulting legacy of unexploded ordnance contamination. Oxiana has been clearing UXO for 12 years at a cost of more than US$15 million (US$3.6m in 2005).
- **Sponsorships and donations:** The Company contributes financially to communities in both Laos and Australia through various sponsorships and donations throughout the year. In 2005, these totalled approximately US$1m in support of:

- Savannakhet sports stadium.
- Savannakhet sport associations.
- Sepon Operations visitor lookout.
- ASEAN meetings.
- Lao PDR Women's International Group.
- Lao Handicraft Festival.
- Cinderella pantomime to support Lao PDR blind school.
- Lao PDR Handicap Association.
- Savannakhet Trade Union conference.
- Rehabilitation Centre of the Association for the Blind, Vilabouly.
- Muang Luang Temple.
- Books for students in Lao PDR.
- Sponsorship of Yalgoo Race Day.
- Donation to Constable Care in Western Australia.
- Donation to the Clontaff Football Academy.
- Donation of computers, monitors and stationary to the Yalgoo Primary School.
- Donation of old uniforms to the local community.
- Participation and support of the Yalgoo Community Australia Day Cricket Match.
- Hosted the Yalgoo Sports community soccer match and barbeque.
- Sponsorship of Yalgoo's participation in the Country Week sporting carnival.
- 'Yahoo Yalgoo!' walk, to raise money for the Variety Club children's charities.

- **Capacity building:** Oxiana has continued to work with and support the Government of Laos in improving and developing its procedures and capacity to support our project and other enterprises. This capacity building has included activities such as facilitating visits to mine departments in various Australian states.

OXIANA'S OPERATIONS PROVIDE SIGNIFICANT ECONOMIC CONTRIBUTIONS TO GOVERNMENTS AND COMMUNITIES IN LAOS AND AUSTRALIA.

SEPON TRUST FUND



The Sepon Trust Fund – established by Oxiana in 2003 as one of the ways the Company shares benefits with the local communities – continued very successfully in 2005.

The Trust Fund works with the local Government to provide health and education improvements and also has an ultimate objective of building an economy for the local community which is not dependant on the Sepon Operations.

Health projects in 2005 included provision of equipment, beds and medicines for the local hospital and arranging an eye specialist visit.

More than 2,000 people from 15 villages are now involved in Trust Fund business development activities which are designed to train and provide the community with skills which allow them to generate a sustainable income. These projects currently include the development of a traditional textiles industry and development of vegetable and livestock industries. A saving program, whereby micro-finance is provided for new businesses commenced in 2005.

More than 250 local people are now involved in the business development initiative to build a traditional textiles industry. This involves growing cotton, producing silk, dying and weaving silk and cotton and producing handcrafts. In 2005 a new mulberry tree farm was established as a source of food for the silk worms. Woven silks, cottons and handicraft products were exhibited at trade fairs and fetes during the year.

In 2005, new agricultural business initiatives included the construction of the first market in the local area and training in market management. Training in livestock raising and cash crop production also continued.

THE ENVIRONMENT WE WORK IN



Photo (left): Environmental Department employees, Kham Vannavong, Monitoring Assistant, Phouvang Phiokhamngohn, Monitoring Supervisor and Phonepasith, Monitoring Technician test river water at the Sepon Operations.

Our environment departments at the Sepon and Golden Grove operations undertake policy setting, environmental monitoring and rehabilitation, and provide expert advice on environmental management to the other departments within the operations.

Environmental audits and inspections of all work areas are undertaken on a regular basis. Inspections also include assessing the environmental performance of our contractors.

ENVIRONMENTAL INCIDENTS

At Sepon, although some environmental incidents occurred at the site, there were no recorded incidents of, or fines for, non-compliance with any applicable international, national or local declarations, or regulations during the reporting period.

At the Golden Grove Operation, one non-compliance with our permit conditions occurred representing a level three incident. The non-compliance was reported to the government in accordance with notification requirements and the incident was addressed and investigated resulting in modification to operational practices.

There were other occasions in 2005 when we were not in conformance with our internal management systems or when system failures occurred. At both operations, there were no incidents above level three.

As noted, measures were taken to address these incidents and to prevent their recurrence. Although no long-term environmental damage has been reported, these incidents represent areas where we can improve our performance, and this will be the focus for ongoing attention in 2006.

ENVIRONMENTAL PERFORMANCE

Energy

During 2005, our operations used approximately 1,545,600 GJ of energy. This is an increase from the 948,900 GJ used in 2004, due to the expanded size of the Sepon gold plant, start-up of the Sepon copper operation and the acquisition of the Golden Grove Operation. Direct energy use is predominantly associated with diesel consumption of the mining fleets. The predominant source of indirect energy used at both sites is electricity.

Greenhouse Gas Emissions

Direct and indirect greenhouse gas emissions during 2005 were 241,000t of CO_2 equivalent, (59,700t of CO_2 equivalent recorded in 2004). The increase is due to the increased productivity at our Sepon Operations and the acquisition of Golden Grove Operation.

These direct and indirect emissions are considered normal for the size and type of operations undertaken at Sepon and Golden Grove. For comparison, these figures are equivalent in total to the annual greenhouse gas emissions of approximately 12,400 Australian households.

Water

Most of the water requirements of our operations are met through recycling and reusing water from various sources around the project site. At Sepon, 3,000 ML of water was recycled to the process plant (2,990 ML in 2004) and 130 ML was reused for dust suppression (295 ML in 2004). At Golden Grove, during 2005, 2,900 ML (including water from mine dewatering) was recycled to the processing plant, 395 ML recycled underground and approximately 55 ML was reused for dust suppression.

Raw water is required for some processing and to provide accommodation camps and offices with fresh (potable) water. At Sepon 1,800 ML was drawn from the Nam Kok River (500 ML in 2004). A total of 45 ML (0.2 ML in 2004) and 150 ML of groundwater was extracted for potable use at our Sepon and Golden Grove operations, respectively.

Water excess to our requirements is treated (if required) prior to discharge. Controlled discharges totalling 200 ML were released (directly and indirectly) to the Nam Kok River in 2005 (365 ML in 2004). A further 50 ML of treated domestic wastewater was discharged indirectly to the river during the year (i.e., via a wetland sediment control structure). At our Golden Grove Operation during 2005, a total of 900 ML of excess water was discharged to Lake Wownaminya, some 27km to the north of the site. There were no domestic wastewater treatment plant discharges off site.

Both the annual water consumption and excess water discharge associated with the Sepon Operations are less than 5% of the annual average annual flow volume from the Nam Kok River at the site.

Land

New areas of disturbance at our Sepon and Golden Grove operations during 2005 were 311ha and <1ha, respectively.

Process Waste

A total of 13 Mt of waste rock were produced at our operations, with this material being used for construction or stockpiled in waste rock dumps. About 3.7 Mt of tailing solids were produced and either stored in tailing storage facilities or used for underground backfill.

Non-process Waste

All our operations adhere to the use/reuse/recycle protocol and have successful recycling programs.

Approximately 7,100t and 660t of solid non-process wastes were produced at our Golden Grove and Sepon operations, respectively. Of this, about 50% was recycled at the Golden Grove Operation and 70% was recycled at the Sepon Operations.

A total of 238,000 L of waste hydrocarbons and 10t of waste grease were removed for appropriate disposal off site from our operations in 2005.

Rehabilitation

Oxiana undertakes two types of land rehabilitation at the Sepon Operations: the first relates to rehabilitation of land directly disturbed by mining and related activities and the second involves improving land productivity in areas that are not disturbed by mining but will benefit the local community.

During 2005, 14ha of land disturbed by mining activity were rehabilitated. A hydro-mulcher was purchased and brought into service in 2005 to assist with the stabilisation of exposed surfaces and thereby reduce sediment in runoff and promote revegetation.

A total of 15ha of previously non-productive village land were restored in 2005. These areas are planted with Yang Bong, a local sandalwood, and banana trees to provide both immediate and long term cash crop opportunities to the local community.

At Golden Grove, much of the 30ha of rehabilitation work undertaken in 2005 was been directed towards restoration of the exploration drilling sites.

Mine Closure

Oxiana has rehabilitation and mine closure plans for both the Sepon and Golden Grove operations. These plans are subject to regular review and are updated as required. This ensures that mine closure requirements are considered in all ongoing development. According to AIFRS (Australian International Financial Reporting Standards) financial provisions are also made for mine closure on an ongoing basis. At the Sepon Operations, an extra financial provision is also placed in trust for future rehabilitation in accordance with the Company's agreement with the Government of Laos.

ENVIRONMENTAL INCIDENTS 2005

SEPON OPERATIONS



Number of incidents
180
160
140
120
100
80
60
40
20
0
LEVEL 1: Little impact. Minor temporary environmental impact contained to area of operations.
LEVEL 2: Localised impact. Impact confined within exploration lease boundary. Minimal damage to environment.
LEVEL 3: Moderate impact. Impact may extend beyond the exporation lease boundary.
LEVEL 4: Major impact. Immediate and/or long term significant harm to the environment. Significant environmental damage.
LEVEL 5: Regional impact. Impact outside Vilabouly District and beyond. Long term environmental harm.
2004
2005
Level 1
Level 2
Level 3
Level 4
Level 5

GOLDEN GROVE OPERATION (INCIDENTS FOR 2005 CALENDAR YEAR, OXIANA OWNERSHIP SINCE 1 JULY 2005)



Number of incidents
180
160
140
120
100
80
60
40
20
0
LEVEL 1: Insignificant. Confined to immediate work area, rapid clean up, no damage to the environment.
LEVEL 2: Minor. Confined to specific area currently impacted by operations, rapid clean up, little damage to the environment.
LEVEL 3: Moderate. Impact confined to within lease boundary, local environment naturally recoverable.
LEVEL 4: Major. Considerable clean up using site and external resources.
LEVEL 5: Catastrophic. Severe environmental impact, local species destruction, extensive clean-up and long recovery.
2004
2005
Level 1
Level 2
Level 3
Level 4
Level 5



Photo (left): Chris Atkinson, Jumbo Operator and Terry Troy, Truck Operator, underground at the Golden Grove Operation.

EMPLOYMENT

The total number of people employed by Oxiana and contractor companies at 31 December 2005 was 3,898.

At the Sepon Operation ninety percent of our employees are Lao nationals and 60% of these employees come from the surrounding district.

Employee Benefits

Oxiana has an employee performance share scheme that is implemented at the Sepon and Golden Grove operations where shares are issued based on key performance indicators that include environmental, safety and social licence accomplishments.

Other employee benefits include comprehensive medical insurance (Sepon Operations only), access to the employee assistance confidential counselling program (Golden Grove Operation) and paid maternity leave.

Employee Policies

Oxiana is committed to ensuring that all employees undertake company activities in an ethical, professional and efficient manner. We are further committed to ensuring that each individual staff member is treated equitably and with respect both at work and within residential areas of our operations.

To support an environment of professional mutual respect and workplace harmony, we have established a Company Code of Conduct (see our website), with which all staff must agree and comply. The code describes standards for appropriate ethical and professional behaviour for all employees and directors working for Oxiana or subsidiary companies. Oxiana also has Fair Treatment and Whistleblower policies.

Our Commitment to Training & Education

Oxiana supports the development of employees by providing ongoing training and supporting further study in relevant courses. Oxiana provides work skills training for all staff, which extends to ongoing education and, at the Golden Grove Operation, assists employees prepare for career transition.

STAKEHOLDERS

Our stakeholders include employees and contractors, governments and their agencies, local communities, shareholders, consultants, contractors, financial institutions, the media, suppliers, customers and non-government organisations (NGOs).

The concept of dialogue with stakeholders on all aspects of our operations is central to our approach to project development, as is the creation of enduring stakeholder partnerships.

The mechanisms used in our consultation programs are both formal and informal and range from daily work place meetings for employees and frequent consultation with local communities through to quarterly government committee meetings, and regular ASX and media releases.

Community Programs

Oxiana undertakes dedicated community development programs in the areas in which it works. At Sepon, these are mainly the Sepon Trust Fund and Business Development programs described above in 'Our Economic Contribution'. At the Golden Grove Operation, community programs have been incorporated into the Environment and Community Relations Department Action Plan 2005 and Community Relations Strategic Framework 2005-2006. These programs include adopt-a-school program, indigenous employment strategies including pre-work (vocational) indigenous training, tree-planting program with the Yalgoo Primary School and provision of water to the Yalgoo Shire for road construction and maintenance.

Indigenous Peoples & Community Issues

We are dedicated to maintaining a mutually beneficial relationship with the communities near our operations. This is achieved through dedicated community relations teams, the Trust Fund at the Sepon Operations, other community programs and maintaining open and transparent communication with all stakeholders.

Local people are encouraged to raise any issues they may have in an open and culturally and gender-sensitive environment where two-way communication is fostered.

Increasing Awareness of HIV/AIDS

In 2005, in an effort to elevate awareness in the local community, HIV/AIDS general awareness programs were run at the Sepon accommodation camp as part of ongoing programs and in conjunction with the Lao Trade Union and the Lao Red Cross program.

The Burnet Institute, Australia, visited the Sepon Operations to collect village and workforce information in order to design a HIV/AIDS education program for the mine and the local community. The program will commence in 2006.

HEALTH AND SAFETY

The 2005 December 12-month rolling average lost time injury frequency rate (LTIFR) for the Sepon Operations, including expanded exploration and construction activities, was 0.93. This is an increase from the 0.81 LTIFR recorded for 2004, however, is well below the Australian average LTIFR for open cut metalliferous mining, which for 1 July 2004 to 30 June 2005 was 2.00.

At Golden Grove, the 2005 December 12-month rolling average LTIFR was 4.85, which was an improvement on the 2004 rolling average of 6.2. The Australian average for underground metalliferous mining operations for 1 July 2004 to 30 June 2005 was 4.00.

As a result of continual safety improvements, there were no permanent disability injuries in 2005 at any of our operations, which is a decrease from 2 at our operations in 2004. The decline in the Golden Grove 12-month rolling average LTIFR rate throughout 2005 is encouraging.

OXims – Safety, Hazardous Management Standards

Oxiana has a goal of zero accidents and we have an underlying belief that all accidents are preventable. We are developing a safety culture that focuses on:

- Minimising and removing unsafe conditions.
- Reducing and eliminating unsafe acts.

The OXims will allow us to meet our commitment of continually reviewing and improving our safety systems and performance. Improving safety systems will be an ongoing focus in 2006.

Health and Safety Committees & Workplace Inspection System

There are 83 occupational health, safety and environment representatives across Oxiana operations. These employees provide representation of each individual working area at occupational health, safety and environment committee meetings, are involved in workplace inspections and provide a point of contact between management and employees for all health, safety and environment related issues.


GOLDEN GROVE
MINE RESCUE

12-MONTH ROLLING AVERAGE LOST TIME INJURY FREQUENCY RATE (LTIFR) (INJURIES PER MILLION MAN HOURS)


LTIFR
12
10
8
6
4
2
0
Jan 2005
Feb 2005
Mar 2005
Apr 2005
May 2005
Jun 2005
Jul 2005
Aug 2005
Sep 2005
Oct 2005
Nov 2005
Dec 2005
Australian 2004-2005 average LTIFR for underground metalliferous operations
Australian 2004-2005 average LTIFR for open cut metalliferous operations
LTIFR - Golden Grove*
LTIFR - Sepon
* Oxiana ownership from 1 July 2005

Emergency Response

All operations have emergency response groups. The Golden Grove emergency response team consists of 25 employees and, at the end of 2005, a total of 2,500 training hours had been recorded. The team participated in the 2005 Kalgoorlie Underground Mines Rescue Competition and came first in team and breathing apparatus skills, with an overall second placing.

During 2005, the Sepon Operations emergency response team, comprising approximately 30 members, completed a total of 653 training hours.

Photo (above): Golden Grove Operation emergency response team in training.

SEPON MEDICAL CLINIC

Sepon Operations built a new medical clinic in 2005. The clinic was officially opened on 4 November 2005 and is equipped with seven patient plus two emergency beds, an X-ray room, and a laboratory for blood and urine analysis. The new clinic offers state-of-the-art facilities to care for the workforce.

Photos (right): Sepon Operations medical clinic and emergency vehicles.





PEOPLE





Oxiana-LMXL Apprenticeship Program

A key initiative at Sepon in 2005 was the development of the 6-year Oxiana-LXML Apprenticeship Program. The program will begin in March 2006 with the first intake of 26 apprentices being offered courses in electrical trade, metal trade and automotive trade. The program is a partnership between Oxiana-LXML and RMIT University (Melbourne, Australia and Hanoi, Vietnam campuses). The training will be Australian certified to Certificate 3. Upon completing an exam that will provide them with Australian certification, apprentices will then be qualified to work for Australian mine sites.

Photo: (Front L to R). Sepon employees Ms. Manichan, Ms. Phomdam, Kabken Daoduangdee. (Back L to R). Conrado Fernandez, Thongsa Budtnijack, Barry Sirgunos, Sommay Viengsiveth.

Oxiana-LXML Scholarships *(bottom)*

As part of its contribution to the Lao community, Oxiana provides a number of tertiary scholarships each year for Lao students to study at Australian universities. In 2005, three scholarships were awarded to study geology, human resources and engineering. It is an aim of the Government of Laos to strengthen higher education participation to facilitate National development. Oxiana-LXML believes that the education of Laos' younger generation is the key to the success of sustainable development in Laos. The scholarships are for the duration of the students' undergraduate course and include all fees and a living allowance.

Photo: (Front L to R). Soupha Khamloonvylaivong – Environmental Engineering, Noradeth Chountamany – Human Resources, Anousak Theophomma – Geology, Manhnola Rattanavong – English study. (Back L to R): Khamsouk Sundara – LXML consultant, Peter Albert – LXML director, Dr Somphavanh Inthavong – LXML consultant, Phousaychai Souliyadeth English Preparation Program, Souphalack Bounpadith (AusAid scholarship recipient), Saman Aneka – LXML director of Government Community Relations & Human Resources.

OXIANA IN 2006

Strong company growth is expected to continue in 2006. Increased copper production at the Sepon Operations and a full year of production from the Golden Grove Operation will most likely result in improved revenues from our operations. Commodity strength is widely predicted to persist into 2006 and Oxiana's unhedged position will allow the Company to enjoy the full potential of these strong markets.

At the Sepon Operations we will continue with feasibility studies into the treatment of primary ore and expansions to the copper project.

At Prominent Hill, we expect to complete the bankable feasibility study by mid year and be in a position to make a decision as to whether we proceed to construction.

We have a very active exploration program in Asia and Australia with work focusing on adding resources at the Sepon and Golden Grove operations and discovering new deposits elsewhere.

Following our two successful acquisitions in 2005, we will continue to examine a number of other business development and merger and acquisition opportunities.

We will continue to 'make a difference' in all facets of our business, be they operational, environmental, social or otherwise. In making a difference we will continue to provide benefits to all our stakeholders.

COMMUNITY



Savannakhet Sports Stadium *(left)*

In 2005, Oxiana, through its Lao operating company LXML and assisted by contractors and suppliers, financed the US$800,000 construction of the world-class Savannakhet Indoor Sports and Recreation Stadium, which has the capacity to seat 2,000 spectators. The stadium was a gift to the Savannakhet Province and was handed over in time for the 7th Lao PDR National Games that were held in Savannakhet in December 2005. The stadium will be used for basketball, soccer, table tennis, rattanball and badminton, and is expected to be particularly well-utilised by the Lao youth from the entire province of Savannakhet.

Yalgoo Healthy Community Program

The Golden Grove Operation is sponsoring the Yalgoo Healthy Community Program (YHCP), which was developed as part of the Shire of Yalgoo's 'A Community and Economic Development Action Plan for the township of Yalgoo'. The YHCP is a four-year project involving the employment of a Healthy Community Coordinator and an Employment Opportunities Facilitator, who are responsible for implementing strategies and actions to build healthier community attitudes, behaviour, local capacity and opportunities.

COMPANY INFORMATION

Oxiana Limited
ABN 40 005 482 824

DIRECTORS

Barry Cusack, Chairman
Owen Hegarty, Managing Director.
Ronald Beevor, Non-Executive Director
Peter Cassidy, Non-Executive Director
Michael Eager, Non-Executive Director
Brian Jamieson, Non-Executive Director

COMPANY SECRETARY

David Forsyth

PRINCIPAL & REGISTERED OFFICE

Level 9, 31 Queen Street
Melbourne VIC 3000
Telephone (03) 8623 2200
Facsimile (03) 8623 2222
Email admin@oxiana.com.au
Website www.oxiana.com.au

REGISTRAR & TRANSFER AGENT

Security Transfer Registrars Pty Ltd
Level 1, 770 Canning Highway
Applecross, Perth WA 6153
Telephone (08) 9315 0933
Facsimile (08) 9315 2233

Auditors

HLB Mann Judd
Level 1, 160 Queen Street
Melbourne VIC 3000

Legal Counsel

Clayton Utz
Level 18, 333 Collins Street
Melbourne VIC 3000

Stock Exchange Listings

The Company's Fully Paid Ordinary Shares are listed on the Australian Stock Exchange and on the Frankfurt and Berlin Stock Exchanges (code OXR).

ADR Depositary

The Bank of New York
101 Barclay Street
New York, NY 10286
United States of America

Telephone: +1 (212) 815 2218
Facsimile: 1 (212) 571 3050
CUSIP: 69182T1016
ISIN Number: US69182T1016
New York ADR's (code OXFLY)

OFFICES & MANAGEMENT INFORMATION

Oxiana Limited Headquarters

Level 9, 31 Queen Street
Melbourne Victoria 3000

Telephone +613 8623 2200
Facsimile +613 8623 2222
Email admin@oxiana.com.au
Website www.oxiana.com.au

Managing Director: Owen Hegarty

Executive General Manager Corporate Development: Peter Lester

Executive General Manager Exploration & Resources: Tony Manini

Executive General Manager Australia: John Nitschke

Chief Financial Officer: Jeff Sells

General Manager Human Resources: Stephen Mullen

Investor enquiries: Richard Hedstrom
richard.hedstrom@oxiana.com.au

Media enquiries: Natalie Quinn
natalie.quinn@oxiana.com.au

South Australia

Ground Floor,
170 Greenhill Road
Parkside SA 5063

Telephone: (08) 8229 6600
Fax: (08) 8229 6601

General Manager Prominent Hill Project: Mick Wilkes

Laos

Lane Xang Minerals Ltd
Sisangvone Road
Vientiane LAO PDR

Telephone +856 21 414 474
Facsimile +856 21 414 293
Email admin@lxmlvtn.com

Executive General Manager Asia: Peter Albert
Director: Saman Aneka

China

YJLM Joint Venture
Room 806
Jin Tai Building
48, Dongfeng East Road
Kunming, Yunnan Province
P.R. China 650051

Telephone: +86(871) 8023996
Facsimile +86(871) 8023999
Email: yjlm@yjlm.com.cn

General Manager China: Steven Ryan

Philippines

Oxiana Philippines Inc.
22-B South Drive
Baguio City Philippines

Telephone +63 74 444 5576
Facsimile +63 74 444 5575
Email oxiana@mozcom.com

Exploration Manager: Joey Ayson

Annual General Meeting

2.30pm 20th April 2006

Melbourne Exhibition Centre
Auditorium
Level 2,
2 Clarendon St
Southbank
VIC 3006
Australia

enesar
people and place

This report was prepared with the assistance of Enesar Consulting Pty Ltd.

Oxiana LIMITED

20 March 2006

AUSTRALIAN STOCK EXCHANGE & MEDIA RELEASE

Resources and Reserves Statement as at December 31 2005

Total Oxiana Group Mineral Resources at year end, net of mining depletion, are estimated to contain an estimated 7.1 million ounces of gold, 72 million ounces of silver, 3.7 million tonnes of copper, and 0.9 million tonnes of zinc (0.5g/t Au, 0.5% Cu, 0.5% Zn cut-off). This represents an increase of 900,000 ounces of gold, 28 million ounces of silver, 700,000 tonnes of copper, and 900,000 tonnes of zinc over 2004 estimates. This is a substantial increase in the value of Oxiana's Resource base.

Resources

At Sepon a reduction in oxide gold Resources of 0.9Moz of gold was due to development of more tightly constrained Resource models and to depletion. Significant mineralisation with potential to become new deposits was discovered in 2005, however insufficient drilling had been undertaken by year end for them to be fully represented in this Resource Statement. It is expected that this new material will be converted to Resources in 2006.

At Prominent Hill in South Australia, 1.0Moz of gold were added through additional drilling of the eastern gold only zone and the acquisition of Golden Grove in Western Australia contributed 0.6Moz. Overall, silver Resources rose through the acquisition of Golden Grove.

An additional 1.0 million tonnes of contained copper was added to the copper Resource inventory made up of approximately 700,000 tonnes from the Thengkham discoveries at Sepon and 300,000 tonnes from Golden Grove.

The acquisition of Golden Grove added 903,000 tonnes of zinc and 126,000 tonnes of lead to the Resource inventory in addition to the gold, copper and silver Resources above.

Reserves

The remodelling noted above, along with the redefinition of oxide-primary gold boundaries and incomplete Resource to Reserve conversion work, resulted in gold Reserves at Sepon being reduced to 0.4 million ounces net of mining depletion. Some of the potential new deposits identified in 2005 require further drilling before being available for conversion to Resources and then Reserves. These Reserves are currently derived from the oxide and partial oxide Resource base.

Copper Ore Reserves at the Khanong deposit were updated following the completion of grade control and limited extension drilling programs and remain essentially unchanged net of depletion from 2004.

Oxiana Limited ABN 40 005 482 824 ASX OXR Level 9, 31 Queen Street, Melbourne Victoria 3000
Telephone: +61 3 8623 2200 Facsimile: +61 3 8623 2222 admin@oxiana.com.au www.oxiana.com.au

Contained metal in Ore Reserves at Golden Grove increased to 453,000 tonnes of zinc, 128,000 tonnes of copper, 238,000 ounces of gold, 13 million ounces of silver and 56,000 tonnes of lead.

An initial Ore Reserve for Prominent Hill is anticipated mid-2006.

2006 Resource and Reserve Program

At Sepon the gold focus will be on conversion of identified Resources to Reserves along with the ongoing program to outline Resources at new discoveries and quickly convert them to Reserves. It is expected that the primary gold Resources will be available for conversion to Reserves when feasibility studies have been completed. The copper focus will be on continuing to increase the Resource and Reserve base at Thengkham and Khanong as part of the copper expansion feasibility study.

Further conversion of Golden Grove Resources to Reserves is expected in addition to further testing of Resource potential at depth and along strike.

At Prominent Hill an updated Resource and an initial Reserve will be announced when available as part of the Bankable Feasibility Study.

This Reserve optimisation work involves an extensive Group-wide drilling and evaluation program which is well underway at all sites. Further intensive exploration and Resource development drilling also continues across the Company's highly prospective property portfolio with up to 25 drill rigs active.

Owen L Hegarty

Managing Director

Mineral Resources and Ore Reserves to December 31, 2005 are presented in the attached tables.

Explanatory notes covering the Mineral Resources and Ore Reserves can be found on Oxiana's website at www.oxiana.com.au

Oxiana LIMITED

MINOTAUR

17 March 2006

TORO ENERGY LIMITED SHARE OFFER

LISTING TIMETABLE

Minotaur Exploration Limited ("**Minotaur Exploration**") and Oxiana Limited ("**Oxiana**") are pleased to advise that the directors of Toro Energy Limited ("**Toro Energy**") have finalised the allotment of Toro Energy shares. Share holding statements and refund cheques are expected to be despatched by the Company's share registrar on 21 March 2006.

Subject to finalisation of the ASX listing application and in accordance with the indicative timetable outlined in Toro Energy's prospectus, it is currently anticipated that quotation and trading in Toro Energy shares will commence on 24 March 2006 under the ASX code TOE.

Owen L Hegarty
Managing Director
Oxiana Limited

Derek Carter
Managing Director
Minotaur Exploration Ltd

For further details:

Oxiana Limited:	+61 (0) 3 8623 2200
Investor enquiries contact:	Richard Hedstrom
Media enquiries contact:	Natalie Quinn
Minotaur Exploration Ltd:	+61 (0) 8 8366 6000
All enquiries contact:	Derek Carter

Oxiana LIMITED

MINOTAUR

17 March 2006

TORO ENERGY LIMITED SHARE OFFER

LISTING TIMETABLE

Minotaur Exploration Limited ("**Minotaur Exploration**") and Oxiana Limited ("**Oxiana**") are pleased to advise that the directors of Toro Energy Limited ("**Toro Energy**") have finalised the allotment of Toro Energy shares. Share holding statements and refund cheques are expected to be despatched by the Company's share registrar on 21 March 2006.

Subject to finalisation of the ASX listing application and in accordance with the indicative timetable outlined in Toro Energy's prospectus, it is currently anticipated that quotation and trading in Toro Energy shares will commence on 24 March 2006 under the ASX code TOE.

Owen L Hegarty	**Derek Carter**
Managing Director	**Managing Director**
Oxiana Limited	**Minotaur Exploration Ltd**

For further details:

Oxiana Limited:	+61 (0) 3 8623 2200
Investor enquiries contact:	Richard Hedstrom
Media enquiries contact:	Natalie Quinn
Minotaur Exploration Ltd:	+61 (0) 8 8366 6000
All enquiries contact:	Derek Carter

Oxiana



Corporate Update

March 2006

Oxiana – Value creation

Shares	1,371 Million
Turnover	9m Shares/day
Market Cap	A$2.7 Billion
Listed	ASX
Code & index	OXR, S&P ASX 100
ADR Listing	OXFLY
Share price	A$2.00



Company growth
Share Price and Market Capitalisation
$3,000.00M
$2,500.00M
$2,000.00M
$1,500.00M
$1,000.00M
$500.00M
$0.00M
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Acquired Sepon
Sepon gold commissioned
Prominent Hill farm-in
Minotaur merger complete
Sepon Gold Expansion
Golden Grove acquired
Sepon Copper Project commissioning



Geographic Shareholding
UK 15%
Europe 5%
Asia 2%
Australasia 69%
North America 9%

Oxiana

Quality assets, quality people, Asia-Pacific focus

Strategy

- Base & precious metals
- Gold and copper
- Asia, Australia & the Pacific
- High margin
- Long life
- Upside



Sepon Gold and Copper Operations, Laos
Southern China
Yunnan & Sichuan JVs, China
LAOS
Thailand
Sepon
Philippines
Thai Goldfields JV, Thailand,
Golden Grove Zinc, Copper, Precious Metals Operation, Australia
Prominent Hill Copper-Gold Project, Australia
Prominent Hill
Headquarters
Operation
Project
Exploration

Mid term goals

- Multi-billion dollar market cap
- ASX Top 50
- Based on a growing production, development and cash flow profile
- Australia's next major mining house

Oxiana
LIMITED

Achievements 2005



Sepon
- Gold expansion – on time, budget
- Copper production at Sepon – on time, budget
- Production solid

Golden Grove
- Acquired Golden Grove - *in record time*
- Production on target
- Development 10% above target

Prominent Hill
- Completed Minotaur acquisition
- Completed PFS on time
- Initiated full BFS

Exploration
- 175,000m of drilling
- 24 prospects tested
- 25 new prospects generated
- 1Moz Au added at PH
- Two alliances entered – AngloGold, Minotaur
- Three new JV's – Sichuan, Rexing, Woolgar

Marketing
- Over 29,000t of Sepon Cathode sold
- Approximately 25 new customers, 7 countries

Finance
- Finalised Sepon Copper Project Financing Facility 04/05
- Issued Convertible Bonds
- Golden Grove acquisition facility
- Nil hedging
- Gearing 39% (22% w/o Con Bond)

Corporate
- Moved to ASX top 100
- Share price up by 72%
- ADR established for US investors
- Management restructure

Awards
- Australian Gold Company of the Year
- Engineering Excellence Award
- Lao National Development Medal
- AusIMM Institute Medal

Gold market strong

- Fundamentals strong
- US$ weakness
- Inflationary concern
- Central Banks looking to buy
- Geopolitical tensions




Gold price v US$ to Euro
US$ to Euro
Gold US$
Euro
Gold
1.30
1.20
1.10
1.00
0.90
0.80
0.70
0.60
0.50
0.40
600
550
500
450
400
350
300
250
26/02/1999
31/08/2000
28/02/2002
29/08/2003
28/02/2005


Jewellery demand 1980-2005, tonnes and US$
tonnes (lh scale)
$bn (rh scale)
bn
3500
3000
2500
2000
1500
1000
500
0
4500
4000
3500
3000
2500
2000
1500
1000
500
0
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004

Oxiana LIMITED

Strong copper market to continue

Demand
- Diversity of uses
- InfoTech revolution
- Electrification
- China the driver
- Intensity growth

Supply
- Fewer discoveries
- Lower grades
- Higher costs
- Difficult domains

Price
- Short term buoyant
- Long term strong
- Red Gold

Per Capita consumption of copper



Copper Consumption per Capita: Kg
14
12
10
8
6
4
2
0
Japan
North America
Oceania
Europe (EU, Norway, Switzerland)
A - Africa
B - Central America
C - China
D - Europe (other)
E - India
Asia (excl. China, India, Japan)
South America
B
C
D
E
A
0
5000
10000
15000
20000
25000
30000
35000
40000
GDP per Capita: US $

Source: International Copper Study Group

Head grade - existing copper mines



1.60
1.40
1.20
1.00
0.80
Trend in decline in head grade for existing global copper mine production
y = 2E+08e − 0.0093x
Initial production of world class copper mines Escondida and Grasberg
Forecast
1978
1982
1986
1990
1994
1998
2002
2006
2010
2014
2018

Source: © Brook Hunt 2005, UBS estimates

Zinc market to continue its strong performance

Demand
- World smelter demand up
- Driven by China
- Infrastructure, construction, manufacturing, automotive
- Protecting the world

Supply
- Concentrate production weak
- Downturn in early 2000's mines closed, investment in new capacity reduced

Price
- Deficit of >700Kt this year, following a deficit of over 550Kt last year
- Inventories low
- White gold

China now an importer


net Chinese exports; '000 tonnes
3-Month Moving Average
75
60
45
30
15
0
-15
-30
-45
-60
2001
2002
2003
2004
2005

Source: CRU

Growth in Asian Demand


('000)t
6000
5000
4000
3000
2000
1000
0
2001
2002
2003
2004
2004
2005

Source: ILZSG


US$/t
2005 cash costs
2004 cash costs
Zinc mine cash cost curve – 2004 and 2005 estimate
Production Index

Source: CHR Metals Ltd

Oxiana Limited

Asia



Laos – Emerging mining economy

- Small, stable – 6.1 m people
- Attractive investment host
- Market economy
- Mining a focus
- Growing infrastructure
- Strong Government support
- New mineral province
- Secure title - Mining agreement covers exploration to production for 50 years



MONYWA
Ivanhoe
CHINA
VIETNAM
Thai Nguyen
Viet Tri
Hong Gai
Haiphong
Nam Dinh
Taunggyi
LAOS
PHU BIA
PanAust
Route 13
Chiang Mai
Vinh
Nam Theun II
Vientiane
SEPON
Oxiana
CHATREE
Kingsgate
Route 9
Savannakhet
Dong Ha
Hue
Khon Kaen
Pa-An
THAILAND
Nakhon Sawan
Ubon Ratchathani
Pakse
Nakhon Ratchasima
Sara Buri
Bangkok
CAMBODIA

Sepon – A mineral district

Mineral exploration and production agreement (MEPA)

- One agreement covers exploration to production
- 50 yr operating period
- Covers a new mineral district
- World class excellent infrastructure
- Strong Government and community support



Sepon mineral district
400 sq kms
MEPA
SPDA
28 sq kms
1,250 sq kms
VIETNAM
N

Sepon - Mining and processing gold and copper


N
Luang
Discovery Main
Discovery East
Discovery Colluvial
Discovery West
Camp
Gold plant
Nalou
Air strip
Copper plant
Sub Station
Namkok East
Namkok West
Tailings Dam
Vang Nang
0 500 1000
metres

Sepon oxide gold operation

Commissioned 2002

Resources (oxide) 53.8Mt at 1.5 g/t, 2.6Moz
Reserves (oxide) 13.6Mt at 2.6g/t, 1.2Moz

Mining	Open pit
Treatment	2.5Mtpa CIL circuit
Production 2005	200,370 oz
Production 2006(e)	similar to 2005

Cash Cost 2003 - 2005	US$201/oz



Targeting new gold deposits


8.4m at 7.1 g/t Au
4.8m at 4.6 g/t Au
Resource drilling underway
28m at 5.11g/t
28m at 3.28 g/t Au
27m at 4.37 g/t Au
14m at 6.36 g/t Au
Rock chips
9.7 g/t Au
8.8 g/t Au
8.3 g/t Au
2.5 g/t Au
2.4 g/t Au
13m at 3.0g/t Au
3m at 6.1g/t Au
6m at 2.8g/t Au
4m @ 6.4
Channel samples
3m at 3.3g/t Au
3.5m at 3.3g/t Au
1.5m at 18.4 g/t Au
Nakachan
Ban Mai
Pha Vat North
Pha Vat
Thengkham North
Thengkham South
Houay Seun
Nam Phuc
Houay Bang
Nampa
Vang Ngang
Phu Xo
10m at 4.4 g/t Au
11m at 6.3 g/t Au
5km
30m at 1.4% Cu, 1.1 g/t Au
16.6m at 2.0% Cu, 1.3 g/t Au
19m at 3.0 g/t Au
3m at 2.68 g/t Cu
5m at 1.49 g/t Cu
Resource drilling underway
4m at 25.7g/t Au
10m at 16.8g/t Au
14m at 6.4g/t Au
Rock chips
14.6 g/t Au
18.4 g/t Au
23.8 g/t Au
46.7 g/t Au
49.9 g/t Au

Oxiana – Producing copper cathodes at Sepon




COPPER – CASH COST CURVE 2006
Cash Cost USc/lb
0
50
100
150
200
0
5
10
15
Cumulative Production (Billion lbs)
Sepon Copper

Source: Global Mining Research; 2006 estimates

- Now at name-plate capacity
- Resources:42.0 Mt @ 3.0%,1.25 Mt Cu
- Reserves: 15.5 Mt @ 5.2%, 0.81 Mt Cu
- Mining: open pit 1.3Mtpa
- Processing: Whole of ore, atmospheric leach, SXEW
- Product: LME Grade A copper cathodes
- Production: 30,000 tonnes 2005, 60,000 tonnes 2006
- Mine Life (initial) 13 years

Oxiana

Sepon Gold and Copper Plant Overview


Khanong open pit
Crush & Grind
Gold Plant
Copper
ROM Pad
Leach area
Oxygen plant
Electro-winning
CCD Train
Solvent Extraction

Khanong Attributes
- High grade
- Near surface
- Leachable
- Hydro power
- Long life
- Upside

Oxiana

Sepon copper cathodes – into a nearby market



South Korea
Japan
Shanghai
Nanjing
Guangzhou
Zhongsan
Hong Kong
Taiwan
Hanoi
Laos
Vientiane
Sepon
Da Nang
Thailand
Bangkok
Vietnam
Philippines
Ho Chi Minh City
Kuala Lumpur
Malaysia
Johore Bahru
Singapore
Jakarta
Indonesia

2010 – World Copper Demand >20 Mtpa



Other 19%
W. Europe 19%
Nth America 12%
Asia 50%

Copper stocks v copper price



Stocks (000)t
1400
1200
1000
800
600
400
200
0
Copper price US$/t
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2003
2004
2005

Advanced Copper Exploration – Extensive potential


Thengkham North
Resource:
29Mt @ 1.5% Cu
Copper
& Gold
Plants
Phavat Prospect
24m @ 2.2% Cu, 0.3g/t Au
16.6m @ 2.0% Cu, 1.30g/t Au
30m @ 1.42% Cu, 1.13 g/t Au
In drilling
Thengkham South
Resource:
25Mt @ 1.3% Cu
Khanong
Resource:
42Mt @ 3% Cu
Copper Exploration Areas
Copper Resources

Sepon Copper Deposits and Prospects

Sepon Expansions

Primary Gold Feasibility

- Current resource: 2.2Moz
- Met test work underway
- Process: 2006
- Construction: 2006/7
- Production: 2008

Heap Leaching Feasibility

- Low grade gold ore from Khanong "cap" Gold orebodies



Oxide mineralisation
ELEV.(m) A.S.L.
Base of Oxidation
Primary mineralisation
Current extent of primary mineralisation
PLANT

Copper Plant Expansion Study

- Investigation of treatment of Thengkham ore plus Khanong
- Potential doubling of copper out-put
- Production target 2009
- Low-grade copper heap leach also under study

Regional Exploration – Asia


REXING JV
SICHUAN JV
Kunming
YJLM JV
ANGLOGOLD J V
Vientiane
Chatree
SEPON
THAI GOLDFIELDS JV
Bangkok
Phnom Penh

- Leveraging from technical and operating base in Laos
- Major metallogenic terrain from Sichuan to Thailand
- Strong demand for resources
- Under-explored region

World-wide exploration spending in Asia low


United States 8%
Pacific/SE Asia 4%
Latin America 23%
Australia 13%
Rest of World 16%
Africa 17%
Canada 19%

2005 Worldwide Exploration Spending by Region. Source: MEG

Laos – Exploring for other gold and copper deposits


China
Vietnam
LAOS
Phu Bia Project
Sepon Project
Thaila
nd
Chatree
Mesozoic or younger rocks
Palaeozoic rocks
Precambrian rocks
Granitic intrusions
Cambodia

- Laos is un and under explored
- Oxiana has applications for other gold and copper projects in other parts of Laos
- Oxiana also has a gold exploration joint venture with **AngloGold Ashanti**

China – Exploring for deposits in nearby China


SHAANXI
HENAN
HUBEI
Chengdu
SICHUAN
HUNAN
GUIZHOU
Kunming
YUNNAN
GUANGXI
GUANGDON
VIETNAM
LAOS

YJLM JV earning 85%

- Yunnan Geology and Mineral Resources
- Sediment hosted gold properties like Sepon
- Tangshan – under explored, extensive
- Drilling to commence soon
- Other business development opportunities

Sichuan JV - earning 85%

- China Institute of Geology and Mineral Resources - Chengdu Branch
- World class prospectivity for gold, copper and base metals
- Initially 12 exploration licences
- Highly anomalous areas
- Project generation

Rexing MOU

- South Western Yunnan Province
- Potential for Polymetallic VHMS deposits
- Geochemistry and Geophysics now underway
- Drill testing to follow

Oxiana LIMITED

Thailand – Advanced gold exploration

- Thai Goldfields Joint Venture
- Oxiana 50%, earning 75%
- Target: epithermal gold
- Promising results at LD and Wang Yai
- Other areas in SE Thailand



Wang Yai Project Area
Chatree Gold Mine
"LD" Project Area



Loei-Phetchabun Belt Gold
South Thailand Gold Belt
LAOS


Oxiana
Australia

Oxiana Limited

Golden Grove – Creating value… filling the gap

- Acquired from Newmont July 2005
- VHMS Base metal system

Resource base (contained)
1,000,000t Zn, 314,000t copper, 35Moz silver, 0.7Moz gold

Mining	Underground
Produces	3 concentrates; Zn, Cu, High Precious Metals

Forecast Production 2006 (contained)
130,000 to 140,000t zinc
10,000 to 12,500t copper
40,000 to 45,000oz gold
3,000,000 to 3,500,000oz silver
8,000 to 10,000t lead

Cash costs 2006 *(estimated)*. 0.32 US$/lb Zn


AUSTRALIA
WA
SA
Golden Grove
Perth
Prominent Hill
Adelaide
Melbourne
80 Miles
100 Kilometers
NORTH
Meekatharra
Cue
Kalbarri
Mt Magnet
Yalgoo
Golden Grove
Geraldton
Dongara
Morawa

Gossan Hill – Scuddles long section



2m @ 34% Zn, 21% Pb, 1860g/t Ag, 3g/t Au
4.7m @ 9% Zn, 2.7% Pb
4m @ 19.5% Zn

- Deposits open at depth
- Limited exploration to test extensions
- Little testing between orebodies
- Recent discoveries

Oxiana Limited



Significant upside – Near mine

Ethel/Catalpa High grade Massive sphalerite-pyrite

9.2 m @ 15.8% Zn, 1.5% Pb, 4.7 g/t Au, 314 g/t Ag

18.8 m @ 21.1% Zn, 2.2% Pb, 3.9 g/t Au, 293 g/t Ag

22.7 m @ 27.5% Zn, 3.7% Pb, 4.3 g/t Au, 296 g/t Ag

15.8 m @ 17.4% Zn, 1.3% Pb, 4.9 g/t Au, 238 g/t Ag

5.5 m @ 29.6% Zn, 2.3% Pb, 3.2 g/t Au, 265 g/t Ag

8.0 m @ 19.6% Zn, 0.8% Pb, 9.9 g/t Au, 142 g/t Ag

22.7 m @ 29.6% Zn, 2.3% Pb, 7.9 g/t Au, 384 g/t Ag

Significant upside – Regional potential

- 126 sq kms of tenements
- Most prospective Archaean VHMS province in Australia
- Archaean VHMS deposits elsewhere in the world have a proven track record of multiple base metal discoveries
- Limited regional exploration


Post Tectonic Granitoid
Pre/Syntectonic Monzogranite
Warriedar Group
Windaning Group
Thundelarra Group
Cattle Well Formation
Scuddles Formation
Golden Grove Formation
Gossan Valley Formation
Shadow Well Formation
Base metal deposit
Shear zone
CATALPA
GOSSAN HILL

Oxiana LIMITED

Prominent Hill – Adding Value – 100% Oxiana

650km NW of Adelaide in South Australia

Close to established infrastructure

Iron oxide copper gold deposit

Cu-Au 101Mt at 1.5% Cu and 0.55g/t Au
Gold only 21Mt at 1.2g/t Au

Pre-feasibility study complete
- Open pit initially
- Ore treatable by floatation

Bankable Feasibility Study underway

Exploration
- Regional program started
- Walk up drill targets identified



PROMINENT HILL
OLYMPIC DAM
Great Australian Bight
Spencer Gulf
Yorke Peninsula
Port Lincoln

Prominent Hill – Long section


PROMINENT HILL - SCHEMATIC LONG SECTION
Gold Intercept - midpoint
Copper intercept - midpoint
Dolomite/Shale
Prominent Hill Shear Zone
Haematite breccia-silica - BD1
Haematite breccia - BD2
Haematite breccia-silica - BD3
West
East
Cover Sediments
Chalcocite Bornite Zone
Western Gold Only Zone
Chalcopyrite Zone
Chalcocite Bornite Zone
OPEN
OPEN
OPEN

- Iron oxide copper gold deposit
- Chalcocite dominant at top
- Chalcocite bornite transition zone
- Chalcopyrite at depth
- Resource delineation drilling
  - to the east
  - to the west in the PH shear zone
  - in the 'western gold only zone'
  - at depth

Prominent Hill – Initial open pit

Annual production
- 90,000-100,000t/a Cu
- 110,000-130,000oz/a Au
- 420,000oz/a Ag

High quality concentrates
- 38-45%Cu, 15g/t Au, 60g/t Ag

Competitive capital and operating costs

Full Feasibility Study Results in mid 2006

Production H2, 2008



$/tonne
12,000
10,000
8,000
6,000
4,000
2,000
0
1980
1985
1990
1995
2000
2005
2010
Ok Tedi
Collahuasi
Escondida
Batu Hijau
Antamina
Los Pela
Sossego
Prominent Hill

Selected comparison of capital cost/tonne of copper equivalent, green field copper projects (mine and mill)



Prominent Hill – High value deposit

Global copper/gold deposits – In-ground value/tonne comparison



Cadia East Underground
Oyu Tolgoi Resource
Telfer
Cadia East Open Pit
Batu Hijau*
Alumbrera
Bingham Canyon O/C
Bingham Canyon Block Cave
Ridgeway
Ernest Henry
Northparkes
Grasberg
Prominent Hill Resource
Olympic Dam
0.0
20.0
40.0
60.0
80.0
100.0
120.0
US$ / t

Based on latest published reserves
Gold US$525/oz Copper US$2.10/lb

Oxiana LIMITED

Prominent Hill on track for 2008


Initial Drilling
Pre-feasibility
Final Feasibility
Final Assessment & Approvals
Construction
Commissioning
Production
Permitting
Today
Late 2006
2nd Half 2008

Prominent Hill – Gawler Craton Prospectivity

- Proven mineral rich
- Remains under explored
- Prominent Hill – highly prospective package
- Satellite deposits
- More 'Prominent Hills' in the region



G2
G9
PROMINENT HILL DEPOSIT
OLYMPIC DAM
CARAPETEENA
GAWLER CRATON
Honeymoon
Woomera
Mt Gunson
Pt Augusta
Great Australian Bight
Broken Hill & Radium Hill
Burra
Moonta & Wallaroo
ADELAIDE
Kanmantoo & Angus
N
0 75 150
kilometers
South Australia
Major lineaments

Oxiana - Total Resources

RESOURCES* (contained metal)	Gold Moz	Silver Moz	Copper Mt	Zinc Mt
Sepon	5.1	54.5	2.0	
Prominent Hill	2.6	10.9	1.5	
Golden Grove	0.7	35.0	0.3	1.0
Total	**8.4**	**100.4**	**3.8**	**1.0**

*Update due out 20th March 2006

At (0.5g/t Au and 0.5% Cu cut-off)

Calculated for 100% of Sepon



Oxiana Group Financial Position

2005 Financials	A$M
Gross Revenue	426
EBITDA	182
Net Profit	80

Contribution to EBITDA


Golden Grove
Sepon gold
Sepon copper

Cash flow strong with:

- Sepon copper in ramp-up phase
- Only six months from Golden Grove

Closing cash balance $168M

Gearing 39% (net debt: net debt + equity). 20% (with Con Bond excluded)

Dividend initiated



Outlook for 2006 is bright

OPERATIONS
- **Sepon**
  - Steady gold
  - Full year of copper
- **Golden Grove**
  - Record year

DEVELOPMENT
- FS for Sepon gold and copper expansion
- Prominent Hill decision to mine

EXPLORATION
- Increased program – US$24M
- Targeted on resource expansion and new discoveries
- Regional focus

FINANCIAL RESULTS
- Positive commodity outlook
- Strong cash flows and balance sheet
- Unhedged

2006 Exploration Budget Allocation by Program Maturity


Resource
25%
Early Stage
22%
Advanced
53%



Oxiana

Oxiana – Growth and performance oriented



Sepon Gold
Jan 2003 Achieved
Expanded Gold
Jan 2005 Achieved
Sepon Copper
March 2005 Achieved
Golden Grove
June 2005 Achieved
Sepon Primary gold/heap leach
2008
Prominent Hill Cu/Au
2008
Sepon Copper Expansion
2009
COMPANY GOAL WITHIN 4 YEARS
Gold
> 500,000 oz/a
Copper/Base Metals
> 300,000 t/a


Oxiana
LIMITED
Thank you
Oxiana Limited is Australian Gold Company of the Year 2005
www.oxiana.com.au
Disclaimer
This Corporate Update is not a disclosure document nor does it constitute the provision of financial product advice.
None of Oxiana Limited ("Oxiana"), its related bodies corporate, officers, employees and advisors makes or gives any representation, warranty or guarantee in relation to this Corporate Update (whether orally, in document form or in any form whatsoever) ("Information") to the recipient of this Corporate Update ("Recipient") or any of its related bodies corporate, officers, employees and advisors.
The Information is provided expressly on the basis that the Recipient will carry out its own independent inquiries into the Information and make its own independent decisions about the affairs, financial position or prospects of Oxiana. Oxiana reserves the right to update, amend or supplement the Information at any time in its absolute discretion (without incurring any obligation to do so).